UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2009

_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works

Section D-2,

No. 100 Industry Avenue

Jinpan Development Area

Haikou, Hainan PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:      ☒ Form 20-F        ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:         ☐Yes   ☐No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

On or about August 14, 2009, Jinpan International Limited (the “Registrant”) caused copies of an Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on September 28, 2009 (the “Notice”) to be mailed to its shareholders of record. The Notice contains instructions on how to access the following documents using the Internet: (1) the proxy statement dated August 14, 2009 and (2) the 2008 Annual Report. The proxy statement includes a letter from the Registrant’s President and Chief Executive Officer to the shareholders and the Notice of Annual Meeting.

The following documents, filed as exhibits to this Form 6-K, are incorporated by reference as part of this Form 6-K:

Exhibit	Description

1	Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on September 28, 2009.
2	Letter from the Registrant’s President and Chief Executive Officer to the Shareholders.
3	Notice of Annual Meeting and Proxy Statement dated August 14, 2009.
4	Proxy Cards.
5	2008 Annual Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated: August 17, 2009

Exhibit No.	Description

1.	Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on September 28, 2009.

2.	Letter from the Registrant’s Present and Chief Executive Officer to the Shareholders.

3.	Notice of Annual Meeting and Proxy Statement dated August 14, 2009.

4.	Proxy Cards.

5.	2008 Annual Report.

Exhibit 1

JST Jinpan International Limited

C 1234567890

MR ANDREW SAMPLE
1234 AMERICA DRIVE
ANYWHERE, IL 60661

IMPORTANT ANNUAL MEETING OF SHAREHOLDERS INFORMATION — YOUR VOTE COUNTS!

Shareholder Meeting Notice

123456 C0123456789 12345

Under new Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the annual shareholders' meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The proxy statement and annual report to shareholders are available at:

www.envisionreports.com/JST_MTG

Easy Online Access — A Convenient Way to View Proxy Materials and Vote

When you go online to view materials, you can also vote your shares.

Step 1: Go to **www.envisionreports.com/JST_MTG** to view the materials.

Step 2: Click on **Cast Your Vote or Request Materials.**

Step 3: Follow the instructions on the screen to log in.

Step 4: Make your selection as instructed on each screen to select delivery preferences and vote.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.

Obtaining a Copy of the Proxy Materials – If you want to receive a paper or e-mail copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed on the reverse side on or before 10 days before the meeting to facilitate timely delivery.

0 2 2 9 6 6

<STOCK#> 01301C

Shareholder Meeting Notice

Proposals to be voted on at the meeting are listed below along with the Board of Directors' recommendations.

The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.

1. Election of Directors:
   01 - Li Zhiyuan, 02 - Ling Xiangsheng, 03 - Stephan R. Clark, 04 - Donald S. Burris, 05 - Dr. Li-Wen Zhang, 06 - Dr. Cai Xu

2. Ratification of the selection of Grant Thornton LLP as the independent registered public accounting firm for Jinpan International Limited for fiscal year 2009.

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you.

Here's how to order a copy of the proxy materials and select a future delivery preference:

Paper copies: Current and future paper delivery requests can be submitted via the telephone, Internet or email options below.

Email copies: Current and future email delivery requests must be submitted via the Internet following the instructions below. If you request an email copy of current materials you will receive an email with a link to the materials.

PLEASE NOTE: You must use the numbers in the shaded bar on the reverse side when requesting a set of proxy materials.

→ **Internet** – Go to **www.envisionreports.com/JST_MTG**. Click Cast Your Vote or Request Materials. Follow the instructions to log in and order a paper or email copy of the current meeting materials and submit your preference for email or paper delivery of future meeting materials.

→ **Telephone** – Call us free of charge at 1-866-641-4276 using a touch-tone phone and follow the instructions to log in and order a paper copy of the materials by mail for the current meeting. You can also submit a preference to receive a paper copy for future meetings.

→ **Email** – Send email to investorvote@computershare.com with "Proxy Materials Jinpan International Limited" in the subject line. Include in the message your full name and address, plus the three numbers located in the shaded bar on the reverse, and state in the email that you want a paper copy of current meeting materials. You can also state your preference to receive a paper copy for future meetings.

013BKC

Exhibit 2

JINPAN INTERNATIONAL LIMITED

c/o Hainan Jinpan Electric Company, Ltd.

No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone

Haikou, Hainan

People’s Republic of China

Tel.: (86) 898-6681-1301

August 14, 2009

Dear Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders of Jinpan International Limited to be held at our principal executive offices located at No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone, Haikou, Hainan, People’s Republic of China. on September 28, 2009 at 10:30 a.m., Beijing time. The matters to be acted upon at the meeting are set forth and described in the Notice of Annual Meeting and Proxy Statement which accompany this letter. We request that you read both of them carefully.

We hope that you plan to attend the meeting. However, if you are not able to join us, it is important that your shares be represented and voted at the meeting. Therefore, we urge you to exercise your right as a shareholder and vote your shares by phone, via the Internet, or by signing, dating and returning the enclosed proxy card in the enclosed envelope. If you decide to attend the Annual Meeting, you will be able to vote in person, even if you have previously submitted your proxy.

On behalf of the Board of Directors, I would like to express our appreciation for your continued interest in the affairs of Jinpan International Limited. I look forward to greeting as many of our shareholders as possible at the meeting.

Sincerely,

Li Zhiyuan
President, Chairman of the Board of Directors
and Chief Executive Officer

Exhibit 3

JINPAN INTERNATIONAL LIMITED

c/o Hainan Jinpan Electric Company, Ltd.

No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone

Haikou, Hainan

People’s Republic of China

_________________

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 28, 2009

To the Shareholders of Jinpan International Limited:

NOTICE IS HEREBY GIVEN that the 2009 Annual Meeting of Shareholders (the “Meeting”) of Jinpan International Limited (the “Company,” “we,” “us,” or “our”) will be held at our principal executive offices located at No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone, Haikou, Hainan People’s Republic of China, on Monday, September 28, 2009 at 10:30 a.m., Beijing time, to consider and act upon the following matters:

1.	To elect six (6) directors to serve until the next annual meeting of shareholders and until their respective successors are elected and qualified;

2.	To ratify the selection of Grant Thornton LLP as our independent registered public accounting firm for the 2009 fiscal year; and

3.	To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Information regarding the matters to be acted upon at the Meeting is contained in the accompanying proxy statement.

The close of business on August 3, 2009 has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting or any adjournment or postponement thereof.

By Order of the Board of Directors

Li Zhiyuan
President, Chairman of the Board of Directors
and Chief Executive Officer

August 14, 2009

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting To Be Held on September 28, 2009.

The proxy statement and annual report to shareholders are available at www.edocumentview.com/JST_MTG

YOUR VOTE IS IMPORTANT

Whether or not you expect to attend the meeting, we urge you to promptly vote your shares. Shareholders of record may do so by completing, signing, dating and  returning  the enclosed proxy card in the addressed postage prepaid envelope provided, which requires no postage if mailed in the United States. Alternatively, shareholders of record may vote by telephone or Internet in accordance with the instructions on the enclosed proxy card. Have your proxy card in front of you when voting by telephone or the Internet as it contains important information that is required to access the system. Submitting your proxy now will not prevent you from voting your stock at the meeting if you desire to do so, as your vote by proxy is revocable at your option. If you hold shares in “street name” through an institution, you may vote your shares by any method specified on the voting instruction form provided by or on behalf of the institution.

Voting by the Internet or telephone is fast, convenient, and your vote is immediately confirmed and tabulated. Most important, by using the Internet or telephone, you help us reduce postage and proxy tabulation costs. Or, if you prefer, you can vote by mail by returning the enclosed proxy card in the addressed, prepaid envelope provided.

PLEASE DO NOT RETURN THE ENCLOSED PROXY CARD IF YOU ARE VOTING OVER THE INTERNET OR BY TELEPHONE.

VOTE BY INTERNET

http://www.envisionreports.com/JST_MTG

24 hours a day / 7 days a week

INSTRUCTIONS:

Read the accompanying Proxy Statement.

Go to the following website:

http:// www.envisionreports.com/JST_MTG

Have your proxy card in hand and follow the instructions. You can also register to receive all future shareholder communications electronically, instead of in print. This means that the annual report, Proxy Statement, and other correspondence will be delivered to you electronically via e-mail.

VOTE BY TELEPHONE

1-800-652-VOTE (8683) via touch tone phone

toll-free 24 hours a day / 7 days a week

INSTRUCTIONS:

Read the accompanying Proxy Statement.

Call toll-free 1-800-652-VOTE (8683).

Have your proxy card in hand and follow the instructions.

JINPAN INTERNATIONAL LIMITED

c/o Hainan Jinpan Electric Company, Ltd.

No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone

Haikou, Hainan

People’s Republic of China

PROXY STATEMENT

_________________

Why am I receiving these materials?

We have made these materials available to you on the Internet or, upon your request, have delivered printed versions of these materials to you by mail, in connection with our solicitation of proxies for use at the Annual Meeting, to be held on Monday, September 28, 2009 at 10:30 a.m., Beijing time, and at any postponement(s) or adjournment(s) thereof. These materials were first sent or given to the holders of common shares, par value $0.009 per share, of Jinpan International Limited (the “Company”) on August 14, 2009. You are invited to attend the Annual Meeting and are requested to vote on the proposals described in this Proxy Statement. The Annual Meeting will be held at our principal executive offices located at No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone, Haikou, Hainan People’s Republic of China.

What is included in these materials?

These materials include:

•	this Proxy Statement for the Annual Meeting; and

•	our Annual Report to shareholders for the fiscal year ended December 31, 2008 (the “Annual Report”).

If you requested printed versions of these materials by mail, these materials also include the proxy card for the Annual Meeting.

What items will be voted on at the Annual Meeting?

Shareholders will vote on two items at the Annual Meeting:

•	the election to the Board of the six nominees named in this Proxy Statement (Proposal No. 1);

•	the ratification of the selection of Grant Thornton LLP as our independent registered public accounting firm for the 2009 fiscal year (Proposal No. 2); and

•	the transaction of such other business as may properly come before the Meeting or any adjournment or postponement thereof.

What are the Board’s voting recommendations?

The Board recommends that you vote your shares:

•	“FOR” each of the nominees to the Board (Proposal No. 1); and
•	“FOR” the ratification of the selection of Grant Thornton LLP (Proposal No. 2).

Where are the Company’s principal executive offices located and what is the Company’s main telephone number?

Our principal executive offices are located at No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone, Haikou, Hainan, People’s Republic of China. Our main telephone number is (201) 227-0680.

Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials this year instead of a full set of proxy materials?

Pursuant to rules adopted by the Securities and Exchange Commission (the “SEC”), we have elected to provide access to its proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the “Notice”) to our shareholders of record and beneficial owners. All shareholders will have the ability to access the proxy materials on the website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice. In addition, shareholders may request to receive proxy materials in printed form by mail or electronically by e-mail on an ongoing basis. We encourage you to take advantage of the availability of the proxy materials on the Internet in order to help reduce the environmental impact of the Annual Meeting.

I share an address with another shareholder and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

We have adopted a procedure called “householding,” which the SEC has approved. Under this procedure, we are delivering a single copy of the Notice and, if applicable, this Proxy Statement and the Annual Report to multiple shareholders who share the same address unless we have received contrary instructions from one or more of the shareholders. This procedure reduces our printing costs, mailing costs and fees. Shareholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, we will deliver promptly a separate copy of the Notice and, if requested, this Proxy Statement and the Annual Report to any shareholder at a shared address to which we delivered a single copy of any of these documents. Shareholders may request a separate copy of the Notice and, if applicable, this Proxy Statement or the Annual Report by:

(1)	Via the Internet. Going to www.envisionreports.com/JST_MTG, clicking on “Request Materials” and following the instructions to order a paper or email copy of the current meeting materials;
(2)	By Telephone. Calling 1-866-641-4276 (toll free), using a touch-tone phone and following the instructions provided to order a paper copy of the current meeting materials to be delivered by mail; or
(3)

By Email. Emailing investorvote@computershare.com with “Proxy Materials Jinpan International Limited” in the subject line. Include in the message the shareholder’s full name and the physical or email address to which the current meeting materials should be sent and state in the email that the shareholder wants a paper or electronic copy, as applicable, of the current meeting materials.

To facilitate timely delivery, all requests for a paper copy of the proxy materials must be received at least 10 days before the meeting.

Shareholders who hold shares in “street name” (as described below) may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

How can I get electronic access to the proxy materials?

The Notice will provide you with instructions regarding how to:

•	view our proxy materials for the Annual Meeting on the Internet; and
•	instruct us to send future proxy materials to you electronically by e-mail.

Our proxy materials are also available on our website at www.edocumentview.com/JST_MTG

Choosing to receive future proxy materials by e-mail will save us the cost of printing and mailing documents to you and will reduce the impact of our annual meetings on the environment. If you choose to receive future proxy materials by e-mail, you will receive an e-mail message next year with instructions containing a link to those materials and a link to the proxy voting website. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

Who may vote at the Annual Meeting?

Each of our common shares has one vote on each matter. As of August 3, 2009, there were 8,188,942 common shares of the Company issued and outstanding, held by 14 holders of record. Only shareholders of record as of the close of business on August 3, 2009 (the “Record Date”) are entitled to receive notice of, to attend, and to vote at the Annual Meeting.

What is the difference between a shareholder of record and a beneficial owner of shares held in street name?

Shareholder of Record. If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you are considered the shareholder of record with respect to those shares, and the Notice was sent directly to you by us. If you request printed copies of the proxy materials by mail, you will receive a proxy card.

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are the beneficial owner of shares held in “street name,” and the Notice was forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct that organization on how to vote the shares held in your account. If you request printed copies of the proxy materials by mail, you will receive a vote instruction form.

If I am a shareholder of record of the Company’s shares, how do I vote?

There are four ways to vote:

•	In person. If you are a shareholder of record, you may vote in person at the Annual Meeting. We will give you a ballot when you arrive.
•

Via the Internet. You may vote by proxy via the Internet by going to the following website:

http://www.envisionreports.com/JST_MTG

Have your proxy card in hand and follow the instructions. You can also register to receive all future shareholder communications electronically, instead of in print. This means that the annual report, Proxy Statement, and other correspondence will be delivered to you electronically via e-mail.

•

By Telephone. If you request printed copies of the proxy materials by mail, you may vote by proxy by calling 1-800-652-VOTE (8683) via touch tone phone.

Have your proxy card in hand and follow the instructions.

•	By Mail. If you request printed copies of the proxy materials by mail, you may vote by proxy by filling out the proxy card and sending it back in the envelope provided.

If I am a beneficial owner of shares held in street name, how do I vote?

There are four ways to vote:

•	In person. If you are a shareholder of record, you may vote in person at the Annual Meeting. We will give you a ballot when you arrive.
Via the Internet. You may vote by proxy via the Internet by going to the following website: http://www.proxyvote.com.
•

Have your proxy card in hand and follow the instructions. You can also register to receive all future shareholder communications electronically, instead of in print. This means that the annual report, Proxy Statement, and other correspondence will be delivered to you electronically via e-mail.

•

By Telephone. If you request printed copies of the proxy materials by mail, you may vote by proxy by calling 1-800-454-VOTE (8683) via touch tone phone.

Have your proxy card in hand and follow the instructions.

•	By Mail. If you request printed copies of the proxy materials by mail, you may vote by proxy by filling out the proxy card and sending it back in the envelope provided.

What is the quorum requirement for the Annual Meeting?

The holders of a majority of the shares entitled to vote at the Annual Meeting must be present at the Annual Meeting for the transaction of business. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum, whether representing votes for, against or abstained, if you:

•	are present and vote in person at the Annual Meeting; or
•	have voted on the Internet, by telephone or by properly submitting a proxy card or vote instruction form by mail.

If a quorum is not present, the Annual Meeting will be adjourned until a quorum is obtained.

How are proxies voted?

All valid proxies received prior to the Annual Meeting will be voted. All shares represented by a proxy will be voted and, where a shareholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the shareholder’s instructions.

What happens if I do not give specific voting instructions?

Shareholders of Record. If you are a shareholder of record and you:

•	indicate when voting on the Internet or by telephone that you wish to vote as recommended by the Board, or
•	sign and return a proxy card without giving specific voting instructions,

then the proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting. See the section entitled “Other Matters” below.

Beneficial Owners of Shares Held in Street Name. If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares will inform the inspector of election that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a “broker non-vote.”

Which ballot measures are considered “routine” or “non-routine”?

The election of directors (Proposal No. 1) and the ratification of the selection of Grant Thornton LLP (Proposal No. 2) are matters we believe will be considered routine. A broker or other nominee may generally vote on routine matters, and therefore no broker non-votes are expected to exist in connection with Proposals No. 1 and 2.

How are broker non-votes treated?

Broker non-votes are counted for purposes of determining whether a quorum is present. For the purpose of determining whether the shareholders have approved all matters other than the election of directors (Proposal No. 1) and the ratification of the selection of Grant Thornton LLP (Proposal No. 2), broker non-votes have the same effect as an “AGAINST” vote. We encourage you to provide voting instructions to the organization that holds your shares by carefully following the instructions provided in the Notice.

How are abstentions treated?

Abstentions are counted for purposes of determining whether a quorum is present. Shares not present at the Annual Meeting and abstentions have no effect on the election of directors (Proposal No. 1) and the ratification of the selection of Grant Thornton LLP (Proposal No. 2). For the purpose of determining whether the shareholders have approved all other matters, abstentions have the same effect as an “AGAINST” vote.

What is the voting requirement to approve each of the proposals?

For Proposal No. 1, the six nominees receiving the highest number of affirmative votes of the outstanding shares of our common shares present or represented by proxy and voting at the Annual Meeting will be elected as directors to serve until the next annual meeting of shareholders and until their successors are duly elected and qualified.

Approval of Proposal No. 2 requires the affirmative vote must constitute a majority of the voting power present or represented by proxy and voting at the Annual Meeting.

Can I change my vote after I have voted?

You may revoke your proxy and change your vote at any time before the final vote at the Annual Meeting. You may vote again on a later date via the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the Annual Meeting will be counted), by signing and returning a new proxy card or vote instruction form with a later date, or by attending the Annual Meeting and voting in person. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again at the Annual Meeting or specifically request that your prior proxy be revoked by delivering to our Legal Counsel, Albert Sheng, at c/o Jinpan International (USA) Ltd., 560 Sylvan Ave (Third Floor), Englewood Cliffs, New Jersey 07632, a written notice of revocation prior to the Annual Meeting.

Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Company or to third parties, except:

•	as necessary to meet applicable legal requirements;
•	to allow for the tabulation and certification of votes; and
•	to facilitate a successful proxy solicitation.

Who will serve as the inspector of election?

Ms. Tiantian Tan, an Executive Assistant, will serve as the inspector of election.

Who is paying for the cost of this proxy solicitation?

We are paying the costs of the solicitation of proxies.

We must also pay brokerage firms and other persons representing beneficial owners of shares held in street name certain fees associated with:

•	forwarding the Notice to beneficial owners;
•	forwarding printed proxy materials by mail to beneficial owners who specifically request them; and
•	obtaining beneficial owners’ voting instructions.

In addition to soliciting proxies by mail, certain of our directors, officers and regular employees, without additional compensation, may solicit proxies personally or by telephone, facsimile or e-mail on our behalf.

How can I attend the Annual Meeting?

Attendance at the Annual Meeting is limited to shareholders. Admission to the Annual Meeting will be on a first-come, first-served basis. Registration will begin at 10:00 a.m. Beijing time, and each shareholder may be asked to present valid picture identification such as a driver’s license or passport and proof of stock ownership as of the Record Date.

Proposal 1

ELECTION OF DIRECTORS

At the Meeting, shareholders will elect six (6) directors to serve until the next annual meeting of shareholders and until their respective successors are elected and qualified. Unless otherwise directed, the persons named in the Proxy intend to cast all Proxies received for the election of Li Zhiyuan, Ling Xiangsheng, Stephan R. Clark, Donald S. Burris, Dr. Li-Wen Zhang and Dr. Cai Xu (singularly a “Nominee” and collectively, the “Nominees”), to serve as directors upon their nomination and election at the Meeting. All Nominees currently serve on the Board of Directors. Each Nominee has advised us of his or her willingness to serve as a director of the Company. In case any Nominee should become unavailable for election to the Board of Directors for any reason, the persons named in the Proxies have discretionary authority to vote the Proxies for one or more alternative nominees who will be designated by the Board of Directors.

Nominees for Directors

The Nominees for the Board of Directors of the Company are as follows:

Name	Age	Position

Li Zhiyuan	54	Chairman of the Board of Directors
Ling Xiangsheng	57	Vice Chairman of the Board
Stephan R. Clark	56	Director
Donald S. Burris	66	Director
Dr. Li-Wen Zhang	56	Director
Dr. Cai Xu	45	Director

Executive Officers

The executive officers of the Company are as follows:

Name	Age	Position

Li Zhiyuan	54	President and Chief Executive Officer
Ling Xiangsheng	57	Vice President
Jing Yuqing	46	Secretary
Mark Du	48	Chief Financial Officer

All of our directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Our officers are elected by the Board of Directors at the first Board of Directors’ meeting after each annual meeting of shareholders and hold office until their death, resignation or removal from office.

Information about Nominees and Executive Officers

Set forth below is certain information with respect to each Nominee and our executive officers:

Li Zhiyuan has served as our Chairman of the Board of Directors, President, and Chief Executive Officer since April 1997, and of our predecessor, Haikou Jinpan Special Transformer Works (“Haikou Jinpan”), since August 1993, and as Chairman of the Board of Directors and Chief Executive Officer of Hainan Jinpan Electric Co. Ltd. (“Jinpan Hainan”) since June 1997. From October 1991 to present, Mr. Li served as General Manager of Haikou Rongda Enterprise Company and Director of Hainan’s KaDa Manufacturing Company, a Sino-Japanese joint-venture. From August 1988 to October 1991, Mr. Li served as General Manager of Hainan Jindao Yacht Company. From August 1982 to October 1988, Mr. Li was employed as an engineer at Guangxi Electric Power Institute. Mr. Li is responsible for the overall management of our operations. He is married to Jing Yuqing.

Ling Xiangsheng has served as our Vice Chairman of the Board of Directors and Vice President since May 1997, and of our predecessor, Haikou Jinpan, since August 1993 and is responsible for the design, manufacture and development of our cast resin transformers. He has also served as the Vice President of Jinpan Hainan since June 1997. From June 1990 to December 1992, Mr. Ling was the chief consultant for the Danycast Company in Thailand where he was responsible for the entire production process of its cast resin transformer line. From January 1980 to June 1990, Mr. Ling was employed by the Beijing Transformer Company ultimately serving as Chief Engineer and General Manager for its cast resin transformer plant. Between October 1985 and February 1986, Mr. Ling attended Fuji Electric Company in Japan to study vacuum cast resin insulated transformer manufacturing technology. Mr. Ling was responsible for designing China’s first cast resin transformer.

Stephan R. Clark was elected to our Board of Directors in 2006. Mr. Clark served as Group Vice President of Connectivity Solutions and Chief Operating Officer at Avaya Communications from January 2000 to January 2004. From October 1997 to January 2000, Mr. Clark served as the Marketing and Sales Vice President of Lucent Power Systems. From January 1982 to October 1997, Mr. Clark worked at AT&T where he acted as the managing director and chief representative in China and the regional managing director for the Asia/Pacific, as well as holding various sales and marketing positions. While at AT&T, Mr. Clark also served as program director for the AT&T Executive Education Program at the Wharton School at the University of Pennsylvania and the chairman for the Public Affairs Committee of American Chamber of Commerce in the People’s Republic of China. Mr. Clark holds a B.F.A. degree in political communication from Southern Methodist University and a M.A. in Management from the University of Texas at San Antonio.

Donald S. Burris was elected to our Board of Directors in June 2001. Mr. Burris is the senior principal in the firm of Burris & Schoenberg, LLP, an AV-rated West Coast based law firm with a national and international practice. Mr. Burris served as editor-in-chief of the Georgetown Law Journal and as a law clerk to the Honorable James R. Browning of the United States Court of Appeals for the Ninth Circuit and has taught at the Georgetown Law Center, Loyola University School of Law, and the International Law Institute in Washington, D.C. Mr. Burris also served with distinction as a Special Counsel for the United States Senate Watergate Committee. Mr. Burris brings thirty-one years of experience as a successful businessman and business litigation attorney who has counseled clients from both a business and legal perspective.

Dr. Li-Wen Zhang was elected to our Board of Directors in June 2003. Dr. Zhang is a permanent staff member of the United Nations Department of General Assembly Management Affairs currently in Economic and Social Council Servicing Branch. As part of the managing staff, Dr. Zhang provided consulting services to the Delegation of Beijing Fiscal Bureau on socioeconomic issues in November of 2000. In 1996, Dr Zhang helped organize a conference in Shanghai with Chinese authorities regarding the Development and Management of Special Economic Zones in a Transitional Economy. Dr. Zhang received a Ph.D. in International Comparative Education from Columbia University in 2001 and holds a Masters degree in Economic Policy Management from Columbia University Graduate School of Business and International Affairs.

Dr. Cai Xu was appointed to our Board of Directors in July 2009. Since 2002, Dr. Cai has been a faculty member of the School of Electronic, Information, and Electrical Engineering at Shanghai Jiaotong University. Since 2008, he has chaired the University’s Wind Energy Research Centre. From 1988 to 2002, Dr. Cai served on the faculty of China University of Mining and Technology’s Department of Electrical Engineering. From 1983 to 1985, Dr. Cai served as a researcher at the Wuhan Power Bureau’s High Voltage Power Research Institute. Dr. Cai received his Ph.D and master’s degrees in electrical engineering from China University of Mining and Technology. He received his bachelor’s degree in power generation and electrical systems from China South East University.

Jing Yuqing has served as our Corporate Secretary since 1997, the president of our subsidiary Jinpan USA since 2000, and a director of our subsidiary Jinpan Hainan since 1993. From 1997 to 2002, Ms. Jing served as a director on our board. From October 1988 to December 1992, Ms. Jing was employed by the Hainan Electric Bureau Electric Planning Department as manager of the electrical engineering department. From September 1984 to October 1988, Ms. Jing performed designing services for the Liaoning Electric Designing Institute. Ms. Jing is the wife of Li Zhiyuan.

Mark Du has served as our Principal Financial Officer since September 2002. Since January 1993, Mr. Du has been Controller of PC Warehouse, Inc., a worldwide company headquartered in New Jersey, with 24 subsidiaries companies located throughout the United States. From September 1987 to December 1992, Mr. Du served in different accounting positions in various accounting firms and companies. Mr. Du received his Masters in Business Administration in Accounting from Pace University in 1987 and is a CPA.

Committees

We have three Board committees: a Nominating and Corporate Governance Committee, an Audit Committee, and a Compensation Committee. A copy of each committee’s charter is available on our website at wwwjstusa.net by clicking on “Investors Relations,” “Corporate Governance,” and the applicable charter.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee (the “Nominating Committee”) consists of Dr. Li-Wen Zhang, Donald S. Burris, and Stephan R. Clark, each of whom are independent directors as defined in Rule 4200(a)(15) of the listing standards of the NASDAQ Stock Market. The functions of the Nominating Committee include identifying individuals qualified to become members of the Board; selecting, or recommending to the Board, the director nominees for the next annual shareholder meeting; selecting candidates to fill any vacancies on the Board; and developing and recommending to the Board a set of corporate governance principles applicable to the corporation. The Nominating and Corporate Governance Committee held three (3) meetings during 2008.

The process followed by the Nominating Committee to identify and evaluate director candidates includes requests to Board members and others for recommendations, meeting from time-to-time to evaluate biographical information and background material relating to potential candidates, and interviewing selected candidates by committee members.

In deciding whether to include a candidate in the Board’s list of recommended director nominees, the Nominating Committee will look at criteria including the candidate’s integrity, business acumen, knowledge of our business and industry, experience, independence and the ability to act in the interests of all shareholders. The Nominating Committee does not assign specific weight to any particular criteria and no particular criterion is a prerequisite for each prospective nominee. We believe that the backgrounds and qualifications of its directors, considered as a group, should provide a composite mix of experience, knowledge, and abilities that will allow the Board to fulfill its responsibilities.

Shareholders may recommend individuals to the Nominating Committee for consideration as director candidates by submitting their names to the Nominating Committee. Such communications should be addressed to our Legal Counsel, Albert Sheng, at c/o Jinpan International (USA) Ltd., 560 Sylvan Avenue (Third Floor), Englewood Cliffs, New Jersey 07632, ,together with appropriate biographical information and background materials and a statement as to whether the shareholder or group of shareholders making the recommendation has beneficially owned more than 5% of our common shares for at least a year as of the date such recommendation is made. Upon receipt of appropriate biographical and background material, the Nominating Committee will evaluate shareholder recommended candidates by following substantially the same process and applying substantially the same criteria that it follows for candidates submitted by others.

Audit Committee

Our Audit Committee (the “Audit Committee”) consists of Dr. Li-Wen Zhang, Donald S. Burris, and Stephan R. Clark, each of whom are independent directors as defined in Section 121(A) of the listing standards of the NASDAQ Stock Market. The functions of the Audit Committee include the nomination of independent registered public accounting firm for appointment by the Board; meeting with the independent registered public accounting firm to review and approve the scope of their audit engagement; meeting with our financial management and the independent registered public accounting firm to review matters relating to internal accounting controls, our accounting practices and procedures and other matters relating to its financial condition; and to report to the Board periodically with respect to such matters. Stephan R. Clark acts as the Audit Committee’s “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC. The Audit Committee held four (4) meetings during 2008.

Compensation Committee

Our Compensation Committee (the “Compensation Committee”) consists of Dr. Li-Wen Zhang, Donald S. Burris, and Stephan R. Clark, each of whom are independent directors as defined in Section 121(A) of the listing standards of the NASDAQ Stock Market. The function of the Compensation Committee is to administer the 1997 Stock Option Plan and the 2006 Stock Incentive Plan and to have authority over the salaries, bonuses, and other compensation arrangements of our executive officers and executive officers of our subsidiaries. The Compensation Committee held one (1) meeting during 2008.

Meetings and Meeting Attendance

Our Board of Directors holds regularly scheduled annual meetings and as many special meetings as necessary. Typically, committee meetings occur the day prior to the Board meeting. At each Board meeting, time is set aside for the independent directors to meet without management present. Our Board held two (2) meetings and took fourteen (14) actions by unanimous written consent during fiscal 2008.

All incumbent directors attended 75% or more of the Board meetings and meetings of the committees on which they served during the last fiscal year. Directors are encouraged to attend the Annual Meeting of Shareholders. All of the then incumbent directors attended the 2008 Annual Meeting.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth specific information as of August 3, 2008, to the best of our knowledge, concerning the beneficial ownership of (i) persons or entities who, to our knowledge, beneficially own more than 5% of our outstanding Common Shares, (ii) each of our directors, and (iii) each of our directors and executive officers as a group.

Title of Class	Name of Beneficial Owner	Amount Owned(1)	Percent of Class

Common Shares	Li Zhiyuan (2)	1,863,431	22.72%

Common Shares	Jing Yuqing (3)	1,863,431	22.72%

Common Shares	Ling Xiangsheng (4)	714,515	8.72%

Common Shares	Stephan R. Clark (5)	6,333	*

Common Shares	Li-wen Zhang (6)	12,750	*

Common Shares	Donald S. Burris (7)	8,200	*

Common Shares	Cai Xu	-	-

Common Shares	All executive officers and directors as a group (7 persons) (7)	2,605,229	31.75%

_________________

*	Represents share ownership of less than one percent (1%).

(1)	We believe that all persons named in the table have sole investment power with respect to all Common Shares beneficially owned by them, unless otherwise noted in these footnotes.

(2)

Represents (i) 1,249,363 common shares, (ii) 602,068 common shares beneficially owned by Jing Yuqing, the wife of Mr. Li, as to which Mr. Li disclaims beneficial ownership, and (iii) 12,000 shares of common shares issuable upon exercise of currently exercisable stock options. The options have an exercise price of US$15.36 per share and expire on February 5, 2014.

(3)

Represents (i) 602,068 common shares (ii) 1,249,363 common shares beneficially owned by Li Zhiyuan, the husband of Ms. Jing and our Chairman of the Board, Chief Executive Officer, and President, as to which Ms. Jing disclaims beneficial ownership, and (iii) 12,000 shares of common shares issuable upon exercise of currently exercisable stock options. The options have an exercise price ofUS$15.36 per share and expire on February 5, 2014.

(4)

Represents 708,515 common shares and 6,000 shares of common shares issuable upon exercise of currently exercisable stock options. The options have an exercise price of US$15.36 and expire on February 5, 2014.

(5)

Represents 6,333 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dates which range from US$15.36 to US$30.57 and March 10, 2012 to February 5, 2014, respectively.

(6)

Represents 2,000 common shares and 10,750 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dated ranging from US$15.36 to US$30.57 and March 10, 2012 to February 5, 2014, respectively.

(7)

Represents 1,200 common shares and 7,000 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dates ranging from US$15.36 to US$30.57 and March 10, 2012 to February 5, 2014, respectively.

(8)	Represents 2,563,146 common shares and 42,083 common shares issuable upon exercise of currently exercisable share options issued to all directors and executive officers.

Compensation of Directors and Officers

The total compensation paid to our directors and officers during fiscal year 2008 was US$ 1,031,282 comprised of salaries in the amount of US$773,615 and bonuses in the amount of US$257,667. During 2008, we did not reserve for any pension, retirement or similar benefits for our directors and officers.

THE BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED A

VOTE IN FAVOR OF EACH OF THE NOMINEES NAMED IN THE PROXY.

Proposal 2

RATIFICATION OF SELECTION OF GRANT THORNTON LLP

AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors has selected Grant Thornton LLP as our independent registered public accounting firm for the 2009 fiscal year, subject to ratification by our shareholders at the Meeting. A resolution for the ratification of the selection of Grant Thornton LLP as our independent registered public accounting firm will be submitted for consideration.

Grant Thornton LLP has indicated to us that it will not have a representative present at the Meeting. If the resolution selecting Grant Thornton LLP as independent registered public accounting firm is adopted by the shareholders, the Board of Directors nevertheless retains the discretion to select different auditors should it then deem it in our best interests. Any such future selection need not be submitted to a vote of shareholders.

The Audit Committee maintains a policy of approving and recommending only those services to be performed by our external auditors that are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor’s independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The practice of the Audit Committee is to receive from our management, at the time of approval of our annual financial statements for the preceding fiscal year, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to us and our subsidiaries by Grant Thornton as well as a report regarding the extent of such services actually provided by Grant Thornton during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Stephan R. Clark, the Audit Committee’s appointed delegate in respect of audit-related and non audit-related services. Additional services from Grant Thornton and any increase in budgeted amounts will similarly be pre-approved during the year by the Audit Committee on a case-by-case basis.

All (100%) audit-related and non-audit-related services performed by Grant Thornton during 2008 were reported to, and the services proposed to be provided during 2008 were pre-approved by, the Audit Committee in accordance with the procedures outlined above.

The following table provides information regarding fees we paid to Grant Thornton for all services, including audit services, for the years ended December 31, 2008 and 2007, respectively.

	Year Ended December 31, 2007	Year Ended December 31, 2008
Audit Fees	RMB 2,080,000	RMB 2,110,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other fees	-	-
Total	RMB 2,080,000	RMB 2,110,000

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as statutory audits, consents and assistance with and review of documents filed with the SEC.

“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

THE BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED A

VOTE IN FAVOR OF RATIFYING PROPOSAL 2.

MISCELLANEOUS

Other Matters

Management does not intend to bring before the Meeting for action any matters other than those specifically referred to above and is not aware of any other matters which are proposed to be presented by others. If any other matters or motions should properly come before the Meeting, the persons named in the Proxy intend to vote thereon in accordance with their judgment on such matters or motions, including any matters or motions dealing with the conduct of the Meeting.

Proxies

All shareholders are urged to fill in their choices with respect to the matters to be voted on, sign and promptly return the enclosed form of Proxy.

By Order of the Board of Directors,

Li Zhiyuan
President, Chairman of
the Board of Directors and
Chief Executive Officer

August 14, 2009

Exhibit 4

JST Jinpan International Limited

000004

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6

C123456789

000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext

Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 5:00 a.m., Beijing Time, on September 26, 2009.

Vote by Internet

- Log on to the Internet and go to **www.envisionreports.com/JST_MTG**
- Follow the steps outlined on the secured website.

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. ☒

Annual Meeting Proxy Card

123456 C0123456789 12345

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.

1. Election of Directors:

Nominee	For	Withhold	Nominee	For	Withhold	Nominee	For	Withhold
01 - Li Zhiyuan	☐	☐	02 - Ling Xiangsheng	☐	☐	03 - Stephan R. Clark	☐	☐
04 - Donald S. Burris	☐	☐	05 - Dr. Li-Wen Zhang	☐	☐	06 - Dr. Cai Xu	☐	☐

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	For	Against	Abstain
2. Ratification of the selection of Grant Thornton LLP as the independent registered public accounting firm for Jinpan International Limited for fiscal year 2009.	☐	☐	☐

B Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark the box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

C 1234567890 J N T

6 1 D V 0 2 2 9 6 6 1

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

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<STOCK#> 01368E

2009 Annual Meeting of Shareholders
of
Jinpan International Limited

Monday, September 28, 2009, 10:30 a.m. Beijing Time
No. 168 Nanhai Avenue (Building No. 7)
Haikou Free Trade Zone
Haikou, Hainan 570216
People's Republic of China

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — Jinpan International Limited

Notice of 2009 Annual Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual Meeting — Monday, September 28, 2009

Li Zhiyuan and Jing Yuqing, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of Jinpan International Limited to be held on Monday, September 28, 2009 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR the election of the nominees for the Board of Directors listed on the reverse side and FOR Proposal 2.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

Exhibit 5

Jinpan International Limited
2008 Annual Report

JST

To build our brand by providing excellent customer service

Dear Fellow Shareholders,

Li Zhiyuan,
Chairman, President, &
Chief Executive Officer

We are pleased to report positive results for the 2008 fiscal year. In spite of the difficult economic environment that has unfolded over the past year, Jinpan performed admirably. We remained focused on our strategy to expand existing product lines, develop new products and broaden both our domestic and international customer base. Through our efforts, we successfully increased our net sales by over 20.0% and net income by over 12.0% in 2008. We had positive cash flow in 2008 and finished the fiscal year with no long term debt. We are extremely proud of the way in which we have navigated through the challenging economic climate.

Recognizing early warning signs, we took measures to limit our exposure against the impact of the financial crisis. We shifted our marketing emphasis away from residential and commercial property and focused on industry, utilities, and public infrastructure, which accounted for the bulk of our sales in 2008. Starting in the third quarter of 2008, we also implemented a more stringent credit policy to safeguard our receivables. We restricted credit to companies operating in high risk sectors, such as property development, but continued to extend credit to large private enterprises and local governments. Within Jinpan, we adopted several cost reduction measures.

In 2008, we also faced volatile prices for certain of our raw materials. Silicon steel and copper are the two primary materials used in our transformers. Together, these two materials account for a significant portion of the cost to manufacture our transformers. At their peak in 2008, silicon steel and copper prices reached approximately RMB 45,000 (US$6,400) per ton and RMB 65,000 (US$9,200) per ton, respectively. At their low, they were approximately RMB 36,000 (US$5,100) per ton and RMB 38,000 (US$5,400) per ton, respectively. Although we were able to pass a significant portion of the increase in materials costs to our customers, the high prices for most of 2008 adversely affected our gross margins. Materials prices declined in the fourth quarter of 2008.

1

Independent Directors Stephan R. Clark, Li-wen Zhang, Donald S. Burris, and Corporate Secretary Yuqing Jing

Despite the global economic downturn, we achieved solid growth in 2008:

- Net sales for 2008 increased by RMB 183.5 million (US$34.4 million) or 20.3% year over year from RMB 903.4 million (US$119.6 million) in 2007 to RMB 1,086.9 million (US$154 million) in 2008. Sales of transformers accounted for 83.5% of net sales. Sales of reactors, switchgears, and substations together accounted for 16.5% of net sales. Growth in the sales of transformers, reactors, and switchgears and substations contributed RMB 121 million (US$22.7 million), RMB 25.8 million (US$4.8 million), and RMB 36.7 million (US$6.9 million), respectively, to the increase in net sales.

- Gross profit for 2008 increased by RMB 30.6 million (US$7.2 million) or 9.7% year over year from RMB 314.4 million (US$ 41.7 million) in 2007 to RMB 345.0 million (US$48.9 million) in 2008.

- Net income for 2008 increased by RMB 15.9 million (US$3.4 million) or 12.8% year over year from RMB 123.8 million (US$16.4 million) in 2007 to RMB 139.7 million (US$19.8 million) in 2008.

- Earnings per share increased RMB 2.00 (US$0.42) or 12.7% from RMB 15.5 (US$2.05) in 2007 to RMB 17.5 (US$2.47) in 2008.

Business Strategy

In 2008, we continued to focus on expanding existing product lines, solidifying our position in the Chinese market, targeting large OEM customers to expand exports, and developing new products and processes for future growth.

Key elements of our strategy are as follows:

- ***Continued focus on China's growing electric infrastructure market.***

In 2008, domestic sales accounted for 87% of net sales. We believe that China's growing economy and concurrently growing electricity consumption will continue to be a significant driver of growth.

- ***Invest in new, state-of-the-art facilities to increase our manufacturing capacity and efficiency.***

Investing in advanced manufacturing facilities will enhance our ability to market high tech, high quality products. Our Haikou facility and recently completed Wuhan facility both employ industry leading technologies and manufacturing processes.

- ***Promote and develop high margin products for new markets.***

We are expanding our product line by developing cast

2

resin transformers for new applications, including the distribution of alternative energies, such as wind energy, one of the fastest growing energy sources in the world. We believe this is a significant growth opportunity as governments around the world encourage the use of alternative forms of energy.

- ***Leverage the UL certification of our transformers to build our presence in the OEM market.***

In 2007 we became one of two suppliers with UL certified cast resin transformers in the world. The UL listing removed an entry barrier to the North American OEM market and enabled us to compete for business from which we were previously excluded.

- ***Expand our global reach.***

Growth opportunities exist in developing markets for new electric infrastructure and in developed markets for replacement of aging electric infrastructure. Much of our export growth originates from the U.S., Europe, and Japan, proving once again that our products and services are competitive in some of the world's most demanding markets.

Our strategy of manufacturing high quality products, penetrating new markets, and investing in research and development has served us well. While we will certainly make adjustments to meet new challenges, we plan to continue with this strategy in 2009 and beyond.

Recent Developments

While global economic conditions remain difficult, we believe that Jinpan will enjoy another year of growth in 2009. The Chinese government has made more credit available through bank lending, lowered taxes, and dramatically increased government investment by launching a RMB 4 trillion (US$586 billion) two-year stimulus plan, a significant portion of which will be spent on infrastructure development. In the past year, we have also seen the the U.S., EU, and Japanese governments, and other major economies in recession, commit to substantial stimulus spending. As a manufacturer of electric infrastructure, we are well positioned to benefit from such spending.

We began 2009 on a positive note with growth in net sales, margins and net income during the first quarter. We remain confident in the long-term growth strategy of our business largely due to the fundamental trends driving growth in infrastructure and electricity consumption in China, global demand for alternative energy sources, particularly wind energy, and our continuing efforts to lay a solid foundation for the future by developing new products and adding more capacity.

I would like to conclude by thanking our employees for their hard work and dedication as well as to you the shareholder for your continued loyalty and support.

Sincerely,

Li Zhiyuan
Chairman of the Board and Chief Executive Officer
Jinpan International Ltd.

3

Stock Price & Operation Results

35
30
25
20
15
10
5
0

Per Share Price (in US Dollars)

2004
2005
2006
2007
2008

Sales (in US Dollars)*

60
50
40
30
20
10
0
2004
2005
2006
2007
2008

Gross Margin (in US Dollars)*

25
20
15
10
5
0
2004
2005
2006
2007
2008

Pre-Tax Income (in US Dollars)*

*in millions

5

Our Business

We design, manufacture, and market cast resin transformers. Our cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages and are used in a range of industrial, public infrastructure, utilities, commercial and residential applications. We are a market leader in the production of cast resin transformers in China with a widely recognized reputation for excellent product quality, customer service, and manufacturing efficiency. We are also one of two manufacturers in the world that produce UL certificated cast resin transformers. We strive to provide our customers with complete power distribution solutions. In addition to cast resin transformers, we also manufacture power distribution products that complement transformers – switchgears and reactors – and integrate assemblies – unit substations.

7

Our Products

Cast Resin Transformers

We manufacture cast resin transformers for the distribution of electricity. Most of our transformers are used to step down voltage, taking electricity from high voltage lines and reducing the voltage and increasing the current to make the electricity suitable for general use. Some of our cast resin transformers, such as those for wind power applications, are used to step up voltage, increasing the voltage of the electricity for transmission on high voltage lines.

Our cast resin transformers are used in a variety of applications, including industrial, utilities, public infrastructure, commercial and residential properties. We manufacture four main types of transformers, which are distinguished by their insulation systems, each available in several models that are designed with various power transforming capabilities. In the event that our standard models do not meet a customer's requirements, we have the capability to manufacture customized products designed to meet a customer's specific needs.

Our cast resin transformers are UL, CE, and CCC certified.

8

Our Products

Switchgears, Reactors, and Substations

In addition to transformers, we also manufacture switchgears, reactors, and unit substations. Switchgears enable operators of a power distribution network to turn power on and off to sections of the network. Reactors are critical components to wind towers. They limit currents, filter waveforms, and attenuate electrical noise and harmonics associated with the inverter and driver output of wind powered turbines. Unit substations are integrated assemblies, each comprised of a high voltage switchgear, transformer, low voltage switchgear, power meter, and power factor compensation device all interconnected with cables or buss bars. Unit substations function as mini power transforming stations and are commonly used in applications related to construction and renovation of city power networks.

9

Our Manufacturing Facilities

We measure manufacturing capacity for our transformers in kilovolt amperes ("KVA") and production of other transformer products in units. Presently, we operate two manufacturing facilities in China, one in Haikou and the other in Wuhan. We are constructing a third manufacturing facility in Shanghai. We are on schedule to complete the Shanghai facility in the third quarter of 2009.

Haikou

Our first and primary manufacturing facility is located in the city of Haikou, Hainan province in southern China. The Haikou facility covers some 44,000 square meters and has a transformer manufacturing capacity of 6 million KVA. It manufactures the full range of our products.

Wuhan

Our second manufacturing facility is located in the city of Wuhan, Hubei province in central China. This facility is located close to our suppliers of key raw materials and is easily accessible by highway and railroad. The Wuhan facility covers some 20,000 square meters and has a transformation manufacturing capacity of 3 million KVA. This facility primarily manufactures standard cast resin transformers for the Chinese market.

10

Our Manufacturing Facilities

Shanghai

We acquired land and buildings in the Shanghai Qingpu Industrial park for the construction of a third manufacturing facility. The facility covers an area of approximately 35,000 square meters.. Like the Wuhan facility, it is strategically located close to our suppliers of key raw materials and easily accessible by highway and railroad. At this facility we plan to focus on the production of wind energy products, which presently include cast resin transformers for wind energy applications and reactors, and highly engineered integrated assemblies.

11

Continued focus on China's growing electric infrastructure market

China remains our largest market. In 2008, domestic sales accounted for 87% of net sales. We believe that China's growing economy and concurrently growing electricity consumption will continue to present opportunities for growth. China recorded GDP growth of 9.0% in 2008. Although China's GDP growth and electricity consumption decelerated in the first quarter of 2009 due to turmoil in the financial markets, we believe that the long term trends driving China's growth - industrialization and urbanization - will continue to increase electricity consumption. According to the China Electricity Council ("CEC"), China's installed power generation capacity in 2008 increased by 10.3% from 716 million KWh in 2007 to 792 million KWh in 2008. With our range of power distribution products, we are well positioned to benefit from the expected increase of electric infrastructure in China.

Invest in new, state-of-the-art facilities to increase our manufacturing capacity and efficiency

We continue to invest in advanced manufacturing facilities to enhance our ability to bring high tech, high quality products to market. Our Haikou facility and recently completely Wuhan facility both employ industry leading technologies and manufacturing processes. With the addition of our Wuhan facility, our total transformer manufacturing capacity reached approximately 9.0 million KVA in 2009. Our Haikou facility is currently operating near full capacity and we expect our Wuhan facility, which began operations in June 2008, to operate at full capacity by the fourth quarter of 2009. In 2008, we acquired property for a third manufacturing facility in Shanghai, China. We also began construction and renovation work began on the site in late 2008. We anticipate that the Shanghai facility will be completed in the third quarter of 2009. We anticipate that the Shanghai facility will be capable of manufacturing the full range of our products, however, it will likely focus on the production of wind power products, including reactors and transformers designed for wind power distribution, and other highly engineered products.

Promote and develop high- margin products for new markets

We continue to expand our product line by developing cast resin transformers for new applications, including transformers for the distribution of alternative energy. Wind energy remains our primary focus in the alternative energy market. According to the Global Wind Energy Council ("GWEC"), a wind energy trade association, the world's total installed capacity for wind energy generation reached 120.8GW representing a growth rate of 36% over 2007. The GWEC predicts that by 2013 global wind generation capacity is estimated to reach 332GW. During 2013, 56.3 GW of new capacity is expected to be added to the global total, more than double the annual market in 2008. The annual growth rate during this period, from the end of 2008 through 2013, is projected to average 22.4% in terms of total installed capacity and 15.8% for the annual market. These rates are modest compared to developments over the past ten years, in which growth of installed capacity over the period averaged 28.2% of total capacity and 28.3% for annual capacity. We expect sales of wind energy products to grow as governments around the world continue to encourage the use of alternative forms of energy.

In 2008, we strengthened our position as the preferred supplier of reactors and transformers for wind towers to one of our major OEM customers. We continued to sell line reactors for first generation 1.5 megawatt wind towers and designed power distribution products for next generation wind towers. In 2008, we began shipping cast resin transformers and line reactors for second generation 2.5 megawatt wind towers. Sales of wind energy products accounted for RMB 145 million (US$20.5 million) of net sales in 2008, an increase of RMB 103 million (US$ 14 million) compared to the same period in 2007.

13

Leverage the UL certification of our transformers to build our presence in the OEM market

We received UL certification for our transformer products in 2007 and became one of two suppliers of UL certified cast resin transformers in the world. The UL listing removed an entry barrier to the North American OEM market and enabled us to compete for business from which we were previously excluded. In 2008, we strengthened our position in the North American OEM market and we were able to secure a significant order for power distribution from Siemens Energy & Automation, Inc. We plan to continue efforts to expand our presence with our OEM customers by offering them complete power distribution solutions that include transformers, switchgears, reactors and substations.

Expand our global reach

Geographical diversification is a logical and essential step in sustaining levels of growth. Significant opportunities exist in developing markets for new electric infrastructure and in developed markets for replacement of aging electric infrastructure. A greater global presence will enhance our ability to react quickly to business opportunities as they arise around the world.

While China remains our largest market with domestic sales accounting for 87% of net sales in 2008, we made significant gains in expanding our export sales. Export sales in 2008 increased by 7.7%, from 5% in 2007 to 12.7% in 2008. Growth in export sales were driven by new products in wind energy, the UL certification of our cast resin transformers, and our success in courting international OEM customers. Much of our export growth came from the developed world in U.S., Europe, and Japan, proving once again that our products and services are competitive in some of the world's most demanding markets.

Different types of JST enclosures

14

Financial Statements

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

Years ended December 31, 2008, 2007 and 2006

INDEX TO FINANCIAL STATEMENTS

	Pages
JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES:	
Reports of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2008 and 2007	F-3
Consolidated Statements of Income for the years ended December 31, 2008, 2007 and 2006	F-4
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2008, 2007 and 2006	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Jinpan International Limited

We have audited Jinpan International Limited and its subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Jinpan International Limited and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and the related statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008, and our report dated June 9, 2009 expressed an unqualified opinion on those financial statements.

Grant Thornton
Hong Kong
June 9, 2009

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Jinpan International Limited

We have audited the accompanying consolidated balance sheets of Jinpan International Limited and its subsidiaries (the Company) as of December 31, 2008 and 2007, and the related statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jinpan International Limited and its subsidiaries as of December 31, 2008 and 2007, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Jinpan International Limited and its subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO*)* and our report dated June 9, 2009 expressed an unqualified opinion thereon.

Grant Thornton
Hong Kong
June 9, 2009

F-2

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheets

As of December 31, 2008 and 2007

	Notes	2008 US$	December 31, 2008 RMB	2007 RMB
		(In thousands, except number of shares and per share data)		
Assets				
Current assets:				
Cash and cash equivalents		15,408	105,120	114,565
Restricted cash		1,331	9,081	10,331
Investments available for sale	4	-	-	1,412
Notes receivable		4,894	33,386	11,778
Accounts receivable, net	5	58,793	401,120	313,858
Inventories, net	6	31,868	217,418	187,784
Prepaid expenses		4,713	32,153	57,942
Land use right	7	132	898	227
Other receivables		2,423	16,536	9,880
Total current assets		119,562	815,712	709,820
Property, plant and equipment, net	8	18,213	124,256	57,829
Construction-in-progress		6,055	41,314	21,074
Land use right	7	5,966	40,704	7,819
Goodwill		12,348	84,245	84,245
Deferred tax assets	9	301	2,052	5,883
Total assets		162,445	1,108,283	884,627
Liabilities and shareholders' equity				
Current liabilities:				
Short-term bank loans	10	11,726	80,000	72,025
Accounts payable		11,300	77,096	46,482
Income tax	9	3,671	25,047	17,162
Value added tax		7,004	47,782	18,220
Advances from customers		7,828	53,408	33,835
Commission payable		9,832	67,081	66,686
Accrued employee benefits		976	6,656	3,351
Government grants	11	429	2,926	5,321
Other liabilities		2,332	15,915	7,205
Total current liabilities		55,098	375,911	270,287
Long term liability:				
Government grants	11	160	1,090	10,766
Commitments and contingent liabilities	13			
Shareholders' equity:				
Convertible preferred stock, US$0.009 par value:				
Authorized shares - 1,000,000				
Issued and outstanding shares – 3,044 in 2008 and 6,111 in 2007	18	-	-	1
Common stock, US$0.009 par value:				
Authorized shares – 20,000,000				
Issued and outstanding shares – 8,189,684 in 2008 and 8,186,617 in 2007	18	73	603	602
Common stock-warrants		854	6,232	6,232
Additional paid-in capital		34,035	270,928	270,269
Reserves	12	3,906	31,451	31,451
Retained earnings	18	60,296	425,471	299,489
Accumulated other comprehensive income		8,812	3,122	2,055
		107,976	737,807	610,099
Less: Treasury shares at cost,				
Common stock –202,470 in 2008 and 2007		(789)	(6,525)	(6,525)
Total shareholders' equity		107,187	731,282	603,574
Total liabilities and shareholders' equity		162,445	1,108,283	884,627

The accompanying notes form an integral part of these consolidated financial statements.

F-3

Jinpan International Limited and Subsidiaries
Consolidated Statements of Income
For the years ended December 31, 2008, 2007 and 2006

	Notes	2008 US$	2008 RMB	2007 RMB	2006 RMB
		Year ended December 31,			
		(In thousands, except number of shares and per share data)			
Net sales	17	153,979	1,086,875	903,361	653,208
Costs and expenses:					
Cost of products sold		(105,104)	(741,887)	(588,941)	(471,403)
Selling and administrative		(26,217)	(185,055)	(173,434)	(104,200)
		(131,321)	(926,942)	(762,375)	(575,603)
Non operating income					
Other income, net		1,530	10,794	2,052	4,209
Dividend income of investment		35	249	152	160
Interest income		124	876	920	683
		1,689	11,919	3,124	5,052
Non operating expenses:					
Interest expenses		(1,195)	(8,433)	(3,515)	(2,231)
Income before income taxes		23,152	163,419	140,595	80,426
Income taxes	9	(3,364)	(23,742)	(16,809)	(10,891)
Income before minority interest		19,788	139,677	123,786	69,535
Minority interest		-	-	-	(9,876)
Net income		19,788	139,677	123,786	59,659
Earnings per share					
-Basic		US$2.47	RMB 17.49	RMB 15.52	RMB 9.00
-Diluted		US$2.43	RMB 17.18	RMB 15.30	RMB 8.87
Weighted average number of shares					
-Basic		7,985,080	7,985,080	7,976,755	6,625,726
-Diluted		8,130,598	8,130,598	8,090,630	6,728,915

The accompanying notes form an integral part of these consolidated financial statements.

F-4

Jinpan International Limited and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2008, 2007 and 2006

	Year ended December 31,			
	2008 US$	2008 RMB	2007 RMB	2006 RMB
		(In thousands)		
Operating activities				
Net income	19,788	139,677	123,786	59,659
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:				
Depreciation	1,661	11,725	9,615	6,834
Deferred income taxes	543	3,832	(5,095)	48
Allowance for doubtful accounts	(198)	(1,946)	6,535	796
Loss/(gain) on disposal of property, plant and equipment	10	69	369	(106)
Minority interest	-	-	-	9,876
Employee stock-based compensation	93	659	1,576	-
Loss /(gain) from sales of available-for-sales securities	(10)	(69)	-	-
Changes in operating assets and liabilities				
Restricted cash	178	1,250	(258)	948
Accounts receivable	(12,165)	(85,316)	(121,525)	(28,932)
Notes receivable	(3,061)	(21,608)	(4,257)	(259)
Inventories	(4,198)	(29,635)	(42,630)	(37,833)
Prepaid expenses	3,654	25,789	(21,727)	(18,512)
Prepaid tax	-	-	-	309
Other receivables	(933)	(6,587)	(4,211)	2,098
Accounts payable	4,337	30,613	(1,788)	24,317
Income tax	1,117	7,885	12,579	4,583
Value added tax	4,188	29,562	14,030	3,300
Advances from customers	2,773	19,573	5,265	2,181
Commission payable	56	395	24,470	9,105
Accrued employee benefits	468	3,305	(4,583)	1,175
Government grants	(1,710)	(12,071)	7,070	(837)
Other liabilities	1,235	8,711	(2,253)	453
Net cash provided by/(used in) operating activities	17,826	125,813	(3,032)	39,203
Investing activities				
Purchases of property, plant and equipment	(11,084)	(78,235)	(43,629)	(10,809)
Proceeds from sales of property, plant and equipment	2	15	216	155
Payment for construction-in-progress	(2,868)	(20,241)	(7,667)	(10,422)
Land use right	(4,754)	(33,556)	-	-
Acquired minority interest	-	-	(95,336)	-
Proceeds from sales of available-for-sales securities	210	1,481	-	-
Net cash used in investing activities	(18,494)	(130,536)	(146,416)	(21,076)
Financing activities				
Notes payable	-	-	(8,294)	8,294
Proceeds from bank loans	41,698	294,333	105,432	122,288
Repayment of bank loans	(40,569)	(286,358)	(80,170)	(111,756)
Issued shares from treasury stock	-	-	211	-
Proceeds from issued shares	-	-	-	184,986
Proceeds from exercise of stock options	-	-	146	2,403
Decrease in dividend payable to minority shareholders	-	-	2,733	(7,718)
Dividends paid	(1,940)	(13,695)	(14,579)	(12,658)
Net cash provided by/(used in) financing activities	(811)	(5,720)	5,479	185,839
Effect of exchange rate changes on cash	1,182	998	2,214	(42)
Net increase/(decrease) in cash and cash equivalents	(297)	(9,445)	(141,755)	203,924
Cash and cash equivalents at beginning of year	15,705	114,565	256,320	52,396
Cash and cash equivalents at end of year	15,408	105,120	114,565	256,320
Interest paid	1,204	8,495	3,261	2,150
Income taxes paid	108	763	9,827	5,957

The accompanying notes form an integral part of these consolidated financial statements.

F-6

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Jinpan International Limited (the "Company") was incorporated under the laws of the British Virgin Islands on April 3, 1997.

As of December 31, 2008, the Company had direct interests in the following subsidiaries:

Name of entity	Date of establishment	Percentage of equity interest attributable to the Company	Paid-up capital	Principal activities
Hainan Jinpan Electric Co., Ltd. ("Hainan Jinpan")	June 3, 1997	95%	RMB 62,902,000	Manufacturing and sale of cast resin transformers
Jinpan International (USA) Limited ("Jinpan USA")	February 18, 1998	100%	US$10,000	Marketing of cast resin transformers
Jinpan Electric (China) Co. Ltd. ("Jinpan China")	January 12, 2007	100%	RMB 93,360,000	Manufacturing and sale of cast resin transformers

Jinpan International Limited owns 100% of the common stock of Jinpan USA, a New York corporation, and Jinpan China, a foreign-funded PRC limited liability company registered in Wuhan, Hebei China. Jinpan International and Wuhan Jinpan Electric Co. Ltd jointly own 95% and 5%, respectively, of Hainan Jinpan, a sino-foreign cooperative joint venture registered in Haikou, Hainan China. Jinpan China and Hainan Jinpan jointly owns 95% and 5% respectively of Wuhan Jinpan, a domestically funded PRC limited liability company registered in Wuhan, Hebei China. Hainan Jinpan and Jinpan China jointly own Shanghai Jinpan, a domestically funded PRC limited liability company registered in Shanghai China. Hainan Jinpan also owns 100% of Jinpan Research and Development Company. The Company, Hainan Jinpan, Jinpan USA and Jinpan China are hereinafter collectively referred to as the "Group."

The Company is a holding company and its common shares, par value US$0.009 per share are referred to herein as the "Common Shares." Substantially all of the Group's operations are conducted in the People's Republic of China (the "PRC"), and its principal market is in the PRC. The term of Hainan Jinpan is 50 years, ending on September 3, 2047, and can be extended with the mutual consent of the joint venture parties, subject to the approval of the relevant PRC government authorities.

The co-operative joint venture can be terminated upon the unanimous agreement of the Board of Directors of Hainan Jinpan. In the event that the term Hainan Jinpan is not extended, the joint venture will be dissolved and liquidated pursuant to the provisions of applicable law and the joint venture agreement. In addition, Hainan Jinpan may be terminated prior to the expiration of the joint venture agreement upon the occurrence of certain events, including but not limited to, the inability of the enterprise to conduct its business due to financial losses or a breach of the joint venture agreement by one of the parties thereto.

F-7

Jinpan China is formed under the foreign funded limited liability company law of the PRC. The term of Jinpan China is 50 years, ending on January 11, 2057 and can be extended upon approval of the PRC government. Jinpan China can be dissolved upon the agreement of foreign investors due to financial losses or a natural disaster that causes Jinpan China to be unable to continue operations. Hainan Jinpan and Jinpan China are primarily engaged in the design, manufacture and sale of cast resin transformers, switchgears, unit substations and wind energy products.

Jinpan USA is primarily engaged the sale of cast resin transformers and wind energy products to customers in the US and worldwide.

2. BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). This basis of accounting differs from that used in the statutory financial statements of Hainan Jinpan and Jinpan China, which were prepared in accordance with the accounting principles and relevant financial regulations applicable to foreign investment enterprises as established by the Ministry of Finance of China.

The reporting currency of the Group is Renminbi ("RMB"), the national currency of China. Solely for the convenience of the reader, the asset and liability accounts have been translated into United States dollars ("US$") using the People's Bank of China's rate of RMB 6.82 to US$1, the prevailing rate on December 31, 2008, and equity accounts were translated using historical rates. Income statement accounts were translated using the average exchange rate of RMB 7.05 to US$1 for the year 2008. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at this rate or any other.

Certain prior year amounts have been reclassified to conform to current year presentation. RMB 8.1 million relating to prepayments on rights granted by the PRC government to use certain land have been reclassified from Property, plant and equipment to Land use right.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, which are directly and indirectly wholly-owned. All significant intercompany accounts and transactions have been eliminated.

(b) Cash, Cash Equivalents and Restricted Cash

The Group considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. There was approximately RMB 103 million held in non-US banks or financial institutions as of December 31, 2008. At December 31, 2008, the Company had approximately RMB 9.1 million restricted cash related to products guaranty insurance.

F-8

(c) Trade Receivables

Trade receivables, which generally have 30 to 120 day terms, are recognized and carried at original invoice amounts less an allowance for doubtful accounts. Credit is offered to customers based on their payment history, financial capability, and credit rating. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. We evaluate specific accounts where we have information that certain customers are unable to meet their financial obligations. We make judgments, based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer, the customers' current credit status and known market factors, to record a specific reserve for customers against their corresponding receivable amounts. These specific reserves are re-evaluated and adjusted as additional information affects the estimated amounts.

(d) Investments Available-for-Sale

The Group classifies its marketable debt and equity securities at the date of acquisition as available-for-sale. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of shareholders' equity.

When determining whether an impairment of investments exists or a decline in value of an available-for-sale security is other-than-temporary, the Group evaluates evidence to support a realizable value in excess of the current market price for securities with readily determinable fair value. Such information may include the investment's financial performance (including factors such as earnings trends, dividend payments, asset quality and specific events), the near-term prospects of the investment, the financial condition and prospects of the investment's region and industry, and the Group's investment intent. Typically, a sustained decline in the market value of a quoted security for six months is generally indicative of an other-than-temporary impairment. When a decline in value is deemed to be other-than-temporary, an impairment loss is recognized through a charge to interest income and other, net in the current period to the extent of the decline below the carrying value of the investment. Adverse changes in market conditions or poor operating results of underlying investments could result in additional other-than-temporary losses in future periods.

(e) Notes Receivable

For accounts receivable in which payment is received in the form of short-term financial instruments, the Group classifies such accounts receivable as notes receivable. These short-term financial instruments generally mature, and thus are convertible into cash, in six months or less.

(f) Inventories

Inventories are priced at the lower of cost or market value. Market value represents the net realizable value for inventories. Cost is determined using the weighted average cost method.
We periodically review our inventory for excess inventory, obsolescence and declines in market value below cost and record an allowance against the inventory balance for any such declines. We write down the value of ending inventory for obsolete and unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. These reviews require management to estimate future demand for our products and evaluate market conditions. Possible changes in these estimates could result in a write down of inventory.

F-9

If actual market conditions are less favorable than those projected, additional inventory write-downs may be required. If actual market conditions are more favorable then projected, inventory previously written down may be sold, resulting in lower cost of sales and higher income from operations than expected in that period.

(g) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the asset. Estimated useful lives are as follows:

Buildings	10 - 20 years
Machinery and equipment	6 - 10 years
Motor vehicles	6 years
Furniture, fixtures and office equipment	5 years

Maintenance and repair costs of a routine nature are expensed as incurred. Expenditures for major renewals and improvements that extend the life of an asset are capitalized.

(h) Construction-in-Progress

Construction-in-progress is stated at cost which includes the cost of construction and other direct costs attributable to the construction. No provision for depreciation is made on construction-in-progress until such time as the relevant assets are completed and put into use. Construction-in-progress at December 31, 2008 represents an office building and manufacturing factory acquired but not ready for occupancy at year end and machinery under installation. RMB 221,000, nil, and nil of interest related to construction-in-progress was capitalized for the years ended December 31, 2008, 2007, and 2006, respectively.

(i) Impairment of Long-lived Assets

The Group accounts for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. For long-lived assets used in operations, the Group records impairment losses when events and circumstances indicate that these assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their respective carrying amounts. If less, the impairment losses are based on the excess of the carrying amounts of these assets over their respective fair values. Their fair values would then become the new cost basis. Fair value is determined by quoted market prices, if available. When quoted market prices are not available, the present value of the future estimated net cash flow is generally used. For assets held for sale, impairment losses are measured at the lower of the carrying amount or the fair value less costs to sell. For assets to be disposed of other than by sale, impairment losses are measured at their carrying amount less salvage value, if any, at the time the assets cease to be used.

(j) Income Taxes

In July 2006, the Financial Accounting Standard Board ("FASB") issued FASB interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting and reporting for income taxes recognized in accordance with State of Financial

F-10

Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS 109"). This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken, or expected to be taken, on an income tax return. The Group adopted FIN 48 as of January 1, 2007. Management assessed the impact of FIN 48 and concluded that there is no significant impact on the Group's financial position and results of operation.

The Group uses the asset and liability method of accounting for income taxes in accordance with SFAS 109. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that such benefits will more-likely-than-not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The National People's Congress, China's parliament, promulgated on March 16, 2007, set a unified corporate income tax rate of 25% applicable to both domestic and foreign funded companies. The new tax rate of 25% will take effect gradually. The applicable tax rate is 18% for calendar year 2008, 20% for 2009, 23% for 2010, 24% for 2011, and 25% for 2012. However, Hainan Jinpan was recognized as a technically advanced enterprise at the end of 2008 and is entitled to a 15% tax rate for three years commencing from January 1, 2008. Jinpan China is not subject to income tax for 2008 and 2009. From 2010 to 2012, the income tax rate applicable to Jinpan China would be one half of the prevailing rate. (For more information on Jinpan China's effective tax rates, see Note 8. Deferred Tax Assets and Income Taxes.)

The Group classifies tax penalties and interest expense as income tax expense.

(k) Value Added Tax

In the PRC, Hainan Jinpan and Jinpan China are subject to Value Added Tax ("VAT") payable at 17% on purchases of raw materials or semi-finished goods, except for certain limited types of goods, which can be offset against the VAT payable on sales.

(l) Goodwill

Under Statement of Financial Accounting Standards No. 142, *Goodwill and Other intangible Assets*, goodwill is subject to an annual impairment test. If an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount, an interim impairment test is performed between annual tests. The impairment test includes a comparison of estimated discounted cash flows associated with the asset's carrying amount. If the fair value is less than the carrying amount of the asset, the second step of the impairment test shall be performed to measure the amount of impairment loss, if any. In the second step, the implied fair market value of goodwill is estimated and compared to the carrying amount. If the carrying amount of goodwill exceeds its implied fair market value, an impairment loss equal to this excess is recorded. The recorded loss cannot exceed the carrying amount of goodwill.

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(m) Foreign Currency Translation

The reporting currency of the Group is the Renminbi. The functional currency of Hainan Jinpan and Jinpan China is Renminbi and the functional currency of the Company and Jinpan USA is the US dollar. Financial statements for these entities have been translated into Renminbi in accordance with State of Financial Accounting Standards No. 52, *Foreign Currency Translation*. Asset and liability accounts are translated using the exchange rates in effect at the balance sheet date, and shareholders' equity accounts are translated at the historical exchange rate. Income statement and cash flows amounts are translated using the average exchange rate for the applicable year. The gains and losses resulting from the changes in exchange rates from year-to-year are reported in Accumulated Other Comprehensive Income (Loss). The effect on the transaction gains and losses as reported on the Consolidated Statements of Income is insignificant for all years presented herein.

(n) Operating Leases

Leases, where substantially all the rewards and risks of ownership of assets remain with the leasing company, are accounted for as operating leases. Rentals applicable to such operating leases are reported on the Consolidated Statements of Income and determined using the straight-line basis over the applicable lease term. The Operating Lease Rental Expense incurred by the Group during the years ended December 31, 2008, 2007 and 2006 amounted to RMB 2,913,000, RMB 2,913,000 and RMB 2,250,000, respectively.

(o) Revenue Recognition

Revenue is recognized when (1) persuasive evidence of an arrangement exists, (2) delivery occurs, (3) the sales price is fixed or determinable and (4) collectability is reasonably assured. There are no acceptance provisions, installation or other services required after the delivery. Revenue is recognized on the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer upon delivery, provided that the Company maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold.

(p) Non-Operating Income

For the Group's non-operating transactions, income is recognized as follows:

(i) interest income from bank deposits is recognized on a time proportionate basis using the principal outstanding and at the applicable interest rate.

(ii) government grant income is recognized as a component of other income when the relevant approvals are received from the government and any grant terms are met. If management does not believe that sufficient objective and positive evidence exists to conclude that approval of the grant from government is probable, the receipt of the grant is not recognized as income.

(q) Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

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(r) Earnings Per Common and Common Equivalent Share

Basic earnings per share for the years ended December 31, 2008, 2007 and 2006 were computed by dividing net income of RMB 139,677,000, RMB 123,786,000 and RMB 59,659,000 by the weighted average number of 7,985,080, 7,976,755 and 6,625,726 Common Shares outstanding, respectively.

Diluted earnings per share for the years ended December 31, 2008, 2007 and 2006 have been computed by dividing net income of RMB 139,677,000, RMB 123,786,000 and RMB 59,659,000 by the weighted average number of 8,130,598, 8,090,630 and 6,728,915 Common Shares outstanding, respectively. The weighted average number of shares include dilutive potential Common Shares, which reflect the dilutive effect of stock options, preferred shares and warrants. Reconciliation of the denominator is as follows:

	2008	2007	2006
Denominator for basic earnings per share – weighted average shares	7,985,080	7,976,755	6,625,726
Effect of dilutive securities:			
Convertible preferred stock	3,044	6,111	6,111
Exercisable stock options	125,510	107,764	97,078
Convertible warrants	16,964	-	-
Denominator for diluted earnings per share – adjusted weighted average shares and assumed conversions	8,130,598	8,090,630	6,728,915

(s) Accumulated Other Comprehensive Income (Loss)

Unrealized gains or losses on the Group's available-for-sale securities and foreign currency translation adjustments are included in Accumulated Other Comprehensive Income (Loss).

The following are the components of Accumulated Other Comprehensive Income (Loss):

	Unrealized Gain/(Loss) on Securities	**Foreign Currency Translation Adjustments**	**Total**
	RMB	RMB	RMB
		(in thousands)	
Balance at January 1, 2007	(74)	(86)	(160)
Unrealized gain/(loss) on available-for-sale securities	5	-	5
Foreign currency translation adjustments	-	2,210	2,210
Balance at December 31, 2007	(69)	2,124	2,055
Net gain/(loss) on available-for-sale securities	69	-	69
Foreign currency translation adjustments	-	998	998
Balance at December 31, 2008	-	3,122	3,122

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(t) Research and Development Costs

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of knowledge that will be useful in developing new products or processes, or significantly enhancing existing products or production processes, and implementation of such through design, testing of product alternatives or construction of prototypes. The Group expenses all research and development costs as incurred. The research and development costs incurred by the Group during the years ended December 31, 2008, 2007 and 2006 were RMB 16,135,000, RMB 5,290,000 and RMB 5,149,000, respectively.

(u) Advertising Expense

The cost of advertising is expensed as incurred. The Group incurred RMB 461,000, RMB 501,000 and RMB 516,000 in advertising costs during 2008, 2007 and 2006, respectively.

(v) Shipping and Handling Expenses

The cost of shipping and handling is expensed as incurred and reported within Selling and Administration Expenses. The Group incurred RMB 24.1 million, RMB 20.1 million and RMB 15.8 million in shipping and handling costs during 2008, 2007 and 2006, respectively.

(w) Stock-based Compensation

Prior to 2006, the Group adopted the disclosure-only provision of Statement of Financial Accountant Standards No. 123, *Accounting for Stock Based Compensation* ("SFAS 123") and applied Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations in accounting for its employee stock-based compensation plans. Compensation expense, both recorded and pro forma, is recognized over the options' vesting period.

At December 31, 2005, the Group had one stock-based employee compensation plan, which is described in Note 18 the "1997 Stock Option Plan." The "1997 Stock Option Plan" expired on October 30, 2006; the Group adopted the "2006 Stock Option Plan," which is described more fully in Note 18.

Effective January 1, 2006, the Group adopted the modified prospective transition method provided by Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* ("SFAS 123(R)." Using this method, compensation cost is recognized based on (a) the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) the requirements of SFAS 123 for all awards granted to employees prior to SFAS 123(R)'s effective date that remain nonvested on such date. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock option, to be recognized using fair values. Pro forma disclosure is no longer an alternative.

Employees stock options granted prior to SFAS 123(R)'s effective date that have not vested by such effective date will be expensed over the remaining portion of the vesting period, based on fair value on the grant date estimated in accordance SFAS 123.

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Prior to January 1, 2006, all the options granted by the Group were vested and there were no options issued during the year 2006; therefore, no expenses were recognized in 2006. For the year 2007 and 2008, the Group recognized expenses according to modified prospective transition method provided by SFAS 123(R).

(For more information on the valuation methods used for options and warrants, see note 17(h), (i) and (k), Stock Option Activity, Option Valuation Assumptions and Warranty Valuation Assumptions, respectively.)

(x) Product Warranty

The Group provides a basic limited warranty, which covers parts and labor, for all products, for one year. The product warranty expense incurred in each year from 2006 through 2008 is not considered significant and the product warranty expense has not correlated with sales volume, thus, the Group recorded warranty expense as it occurred. The Group incurred RMB 1,753,000, RMB 2,501,000, and RMB 2,206,000 in product warranty expense during the years ended December 31, 2008, 2007 and 2006, respectively.

(y) New Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"), which clarified the definition of fair value, established guidelines for measuring fair value, and expanded disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in prior accounting pronouncements. In February 2008, the FASB issued FASB Staff Position ("FSP") 157-2, *Effective Date of FASB Statement No. 157,* which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We adopted SFAS 157 beginning January 1, 2008. FSP 157-2 delays the effective date for certain items to fiscal years beginning after November 15, 2008. The adoption of SFAS 157, as it related to financial assets and financial liabilities, had no material impact on our financial statements.

In October 2008, the FASB issued FSP FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active*, with an immediate effective date. The purpose of this release was to provide further clarification regarding Level 3 inputs and the assumptions management may make when the market for the asset is not active. The adoption of FSP FAS 157-3 did not have a material impact on our financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159") which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. We adopted SFAS 159 on January 1, 2008. We did not elect to apply the fair value option to any of our financial instruments.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), *Business Combinations* ("SFAS 141(R)"), which provides enhanced guidance related to the measurement of identifiable assets acquired, liabilities assumed and disclosure of information related to business combinations and their effect on the company. SFAS 141(R) is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 We

F-15

expect the impact to be limited to any business combination transaction that occurs after December 31, 2008.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, *Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No.51* ("SFAS 160"). This requires all entities to report noncontrolling interests (previously referred to as minority interests) in subsidiaries as a separate component of equity in the consolidated financial statements. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring that such be treated as equity transactions. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We expect the impact to be limited to any business combination transaction that occurs after December 31, 2008.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS 161"). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. We adopted SFAS 161 on January 1, 2009.

(z) Fair Value Measurement

In accordance with SFAS 157, a fair value measurement is determined based on the assumptions that a market participant would use in pricing an asset or liability. SFAS 157 established a three-tiered hierarchy that draws a distinction between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require the Company to use present value and other valuation techniques in the determination of fair value (Level 3). The following table presents information about assets and liabilities required to be carried at fair value on a recurring basis as of December 31, 2008 and 2007:

(RMB in thousands)	Fair value at December 31, 2008	Level 1	Level 2	Level 3
Cash and cash equivalents	105,120	105,120		
Restricted cash	9,081	9,081		

(RMB in thousands)	Fair value at December 31, 2007	Level 1	Level 2	Level 3
Cash and cash equivalents	114,565	114,565		
Restricted cash	10,331	10,331		
Investment available for sale	1,412	1,412		

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4. INVESTMENTS AVAILABLE-FOR-SALE

Available-for-sale securities held by the Group at December 31, 2008 and 2007 were as follows:

	2008	2008	2007
	US$	RMB	RMB
		(In thousands)	
Corporate bonds			
Cost	-	-	1,459
Gross unrealized loss	-	-	(47)
Fair market value	-	-	1,412
Total investments available-for-sale	-	-	1,412

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable of the Group at December 31, 2008 and 2007 were as follows:

	2008	2008	2007
	US$	RMB	RMB
		(In thousands)	
Accounts receivable – trade	60,645	413,752	329,904
Less: allowance for doubtful accounts	(1,852)	(12,632)	(16,046)
Accounts receivable, net	58,793	401,120	313,858

	2008	2008	2007
	US$	RMB	RMB
		(In thousands)	
Movement of allowance for doubtful accounts			
Balance as at January 1	(2,200)	(16,046)	(9,922)
Reversal (provided) during the year	198	1,946	(6,535)
Less: Written off during the year	150	1,468	411
Balance as at December 31	(1,852)	(12,632)	(16,046)

6. INVENTORIES, NET

Inventories of the Group at December 31, 2008 and 2007 were as follows:

	2008	2008	2007
	US$	RMB	RMB
		(In thousands)	
Finished products	13,038	88,952	73,714
Products in process	4,407	30,068	24,459
Raw materials	14,825	101,142	90,700
	32,270	220,162	188,873
Less: provision for inventories	(402)	(2,744)	(1,089)
Inventories	31,868	217,418	187,784

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2008	2008	2007
	US$	RMB	RMB
		(In thousands)	
Movement of provision for inventories			
Balance as at January 1	(149)	(1,089)	(649)
Provided during the year	(253)	(1,655)	(440)
Less: Written off during the year	-	-	-
Balance as at December 31	(402)	(2,744)	(1,089)

7. LAND USE RIGHT

All lands in the PRC are state-owned and no individual land ownership rights exist. The Group has obtained land use right certificates for all its facilities.

8. PROPERTY, PLANT AND EQUIPMENT

Property, plan and equipment of the Group at December 31, 2008 and 2007 were as follows:

	2008	2008	2007
	US$	RMB	RMB
		(In thousands)	
Buildings	9,953	67,905	30,248
Machinery and equipment	14,019	95,646	63,556
Motor vehicles	2,181	14,882	12,245
Furniture, fixtures and office equipment	1,632	11,131	6,341
	27,785	189,564	112,390
Less: accumulated depreciation	(9,572)	(65,308)	(54,561)
	18,213	124,256	57,829

The Group's buildings are located in the PRC and the land on which the Group's buildings are situated is State-owned.

9. DEFERRED TAX ASSETS AND INCOME TAXES

The Company was incorporated in the British Virgin Islands and, under the current laws of the British Virgin Islands, is not subject to tax on income or on capital gains.

Jinpan USA, a wholly-owned subsidiary of the Company, is incorporated in the United States of America. In 2008, Jinpan USA had net operating loss from previous years, which offset a portion of profit generated during 2008.

In accordance with the relevant PRC income tax laws applicable to Sino-foreign joint venture enterprises, Hainan Jinpan was taxed at the applicable tax rate of 15% from 2005 to 2007. In 2008, Hainan Jinpan's applicable tax rate is 18%, however, at the end of 2008, Hainan Jinpan was recognized as a technically advanced enterprise by the PRC government and was approved for a preferential tax rate of 15% for three years commencing from January 1, 2008.

Jinpan China, a foreign funded manufacturing enterprise registered prior to March 16, 2007, satisfied the requirements to be exempt from corporate income tax for 2008 and 2009, and

F-18

subsequently subject to half of the prevailing 25% tax rate from 2010 to 2012 in accordance with PRC income tax law.

Pretax income (loss) for the years ended December 31, 2008, 2007 and 2006 was taxed in the following jurisdictions with the exception of the British Virgin Islands, which is tax exempt:

	2008	2008	2007	2006
	US$	RMB	RMB	RMB
		(In thousands)		
British Virgin Islands	(1,808)	(12,759)	(10,742)	(5,856)
United States of America	2,725	19,238	6,552	1,851
The People's Republic of China	22,235	156,940	144,785	84,431
	23,152	163,419	140,595	80,426

Significant components of the provision for income taxes attributable to income before taxes are as follows:

	2008	2008	2007	2006
	US$	RMB	RMB	RMB
		(In thousands)		
Current				
Non-US	(2,289)	(16,158)	(21,048)	(11,242)
US	(1,075)	(7,584)	-	-
Deferred				
US	-	-	4,239	-
Non-US	-	-	-	351
	(3,364)	(23,742)	(16,809)	(10,891)

Deferred tax assets of the Group at December 31, 2008 and 2007 were as follows:

	2008	2008	2007
	US$	RMB	RMB
		(In thousands)	
Deferred tax assets			
Allowance for doubtful accounts	221	1,510	1,983
Inventory reserves	49	334	163
Depreciation	31	208	-
Net operating loss carry forward of Jinpan USA	-	-	3,737
Total deferred tax assets	301	2,052	5,883
Less: Valuation allowance for deferred tax assets	-	-	-
	301	2,052	5,883
Deferred tax liabilities			
Interest income	-	-	-
Total deferred tax liabilities	-	-	-
Net deferred tax assets	301	2,052	5,883

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Based on available evidence, management believes it is more-likely-than-not that the net deferred tax assets will be fully realized. Accordingly, the Group did not provide a valuation allowance against its net deferred tax assets at December 31, 2008. At December 31, 2008, the Group does not have any net operating loss carryforward.

There were no deferred tax liabilities at December 31, 2008.

The reconciliation of income tax computed using the PRC statutory rate of 15% in 2006, 2007 and 2008 to actual income tax expense is as follows:

	2008	2008	2007	2006
	US$	RMB	RMB	RMB
		(In thousands)		
Computed Expected Income Tax	3,809	26,888	21,204	11,983
Impact of Tax holiday of Jinpan China	(923)	(6,516)	(210)	(1,177)
Non-deductible losses	-	-	-	(235)
Effect of difference between the PRC and USA tax rate	666	4,698	(983)	543
Change in valuation allowance	-	-	(4,239)	(44)
Others	(188)	(1,328)	1,037	(179)
	3,364	23,742	16,809	10,891

Under FIN 48, the Group recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. At January 1, 2007, the Company applied FIN 48 to all tax positions and determined there were no material unrecognized tax benefits as of that date. In addition, there have been no material changes in unrecognized benefits since January 1, 2007. As a result, the adoption of FIN 48 did not have a material effect on the Company's financial condition, or results of operation.

10. SHORT-TERM BANK LOANS

Bank loans comprised:	2008	2008	2007
	US$	RMB	RMB
		(In thousands)	
Short-term bank loans	11,762	80,000	50,000
Letters of credit	-	-	22,025
Less: current portion	(11,762)	(80,000)	(72,025)
	-	-	-

The Group has a working capital unsecured credit facility from the Bank of China for RMB 90 million of which RMB 40 million credit line was drawn as of December 31, 2008. The credit facility bears interest at the prime rate declared by the Bank of China and accrued interest at an average interest rate 5.31% per annum for the year ended December 31, 2008. This facility will expire in September 2009 and is subject to annual renewal. This facility includes terms that restrict dividend distributions if the company defaults on any payment. Additionally, in the event that such terms were breached, outstanding balances would become immediately due.

F-20

The Group has an unsecured letter of credit facility from the Bank of Communication for RMB 50 million of which RMB 40 million loan outstanding of December 31, 2008. The loan bears interest at prime rate declared by the bank of China times 1.025 and accrued interest at an average interest rate of 5.35% per annum for the year ended December 31, 2008. This credit facility expired in May 2009 and is in the process of renewal as of June 5, 2009.

Hainan Jinpan has a credit facility of US$8.0 million with Nan Yang Commercial Bank. The letter of credit under this credit facility is guaranteed by Jinpan International. This credit facility bears interest at a floating rate of LIBOR times 1.025. As of December 31, 2008, there was no outstanding balance under this credit facility. This facility will expire in July 2009 and we intend to extend the facility for another year. This credit facility is guaranteed by the Company.

Hainan Jinpan has an unsecured letter of credit facility from the Bank of China for RMB 110 million. This credit facility bears interest at LIBOR times 1.025. As of December 31, 2008, there was no outstanding balance under this credit facility. This facility will expire in September 2009 and we intend to extend the facility for another year.

Hainan Jinpan has a working capital credit facility from the Industrial and Commercial Bank of China for RMB 60 million. This credit facility bears interest at the prime rate declared by the Bank of China. As of December 31, 2008, there were no borrowings outstanding under this credit facility.

11. GOVERNMENT GRANTS

Since 1998, Hainan Jinpan received grants in advance from the local Chinese government based on its past business performance. Government grants are recorded as deferred revenue until the terms of the grants are met and approval from the government is obtained. Once these conditions are satisfied grant revenue is recognized in other income. The Group recognized income of RMB 7,335,774, RMB 1,000,000 and nil respectively in 2008, 2007 and 2006.

12. DISTRIBUTION OF INCOME

According to its Articles of Association, Hainan Jinpan is required to maintain reserves which include a statutory reserve fund, an enterprise expansion fund and a staff welfare and bonus fund based on its net income as reported in the statutory accounts prepared in accordance with PRC GAAP. The maximum amount of aggregate of these reserves is 50% of its registered capital. The amount of earnings Hainan Jinpan had available for distribution under PRC GAAP was approximately nil, RMB 119 million and RMB 70 million in 2008, 2007 and 2006. As of December 31, 2007, Hainan Jinpan has reserved the maximum amount as required by the law, no reserves were required for the year ended December 31, 2008. Jinpan China is not required to maintain reserves because there was no distribution of income for the year ended December 31, 2008

The statutory reserve fund, enterprise expansion fund and staff welfare and bonus fund represent appropriations made at the sole discretion of the Company's board of directors. The statutory reserve fund and enterprise expansion fund are used for future expansion. The staff welfare and bonus fund is used for the collective welfare of the staff and workers of Hainan Jinpan. During the years ended December 31, 2008, 2007 and 2006, the directors of Hainan Jinpan approved the following appropriations to reserves.

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2008	2008	2007	2006
	US$	RMB	RMB	RMB
Statutory reserve fund	-	-	2,265	7,316
Enterprise expansion fund	-	-	-	-
Staff welfare and bonus fund	-	-	-	-
Dividends	-	-	-	-
	-	-	2,265	7,316

The Company declared a cash dividend of US$0.24 per Common Share on January 15, 2008, which was paid on February 20, 2008 and July 16, 2008. The Company also declared cash dividend of US$0.24 per Common Share in 2007 and 2006.

13. COMMITMENTS AND CONTINGENT LIABILITIES

(1) *Operating lease commitments*

The Group leases certain buildings and apartments under non-cancelable lease arrangements. These operating leases expire in various years through 2022. These leases may be renewed for periods ranging from one to two years.

Future minimum payments under non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2008:

	US$	RMB
	(In thousands)	
2009	530	3,613
2010	79	540
2011	62	420
2012	53	358
2013	53	358
2014 after	472	3,225
Total minimum lease payments	1,249	8,514

(2) *Capital commitments*

As of December 31, 2008, the Group has commitments of RMB 15,755,000 for the purchase of new office and plant and machinery.

(3) *Employment contracts*

The Group's employees in the PRC include engineers, technicians, management administrative personnel, marketing and sales personnel, and factory personnel while employees in U.S. include management, administration and marketing personnel. All of the employees except U.S. employees are contract employees and have entered into renewable employment contracts with the Group's applicable entities. Terms of the employment agreements with management, engineers, sales persons and technicians range from two to five years and terms of the employment agreements with support personnel range from six months to one year.

F-22

Future minimum payments to employees under employment contracts consisted of the following at December 31, 2008:

	US$	RMB
	(In thousands)	
2009	877	5,985
2010	877	5,985
2011	648	4,422
2012	162	1,102
2013	159	1,083
Total minimum employment contract payments	2,723	18,577

(4) Licensee agreement

The group is engaged in a licensee agreement with a third party that designs certain line reactors. This agreement provides us the exclusive right to the license to manufacture, assemble, sell, and maintain the licensed products. Licensee expense was RMB 2,315,000, RMB 1,724,000 and RMB 1,134,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

14. FINANCIAL INSTRUMENTS

Concentrations of Credit Risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and short-term investments.

The Group maintains cash and cash equivalents with the Bank of China, Industrial and Commercial Bank of China, China Construction Bank and Nan-Yang Commercial Bank in the PRC and Citibank, N.A. in the U.S.

Concentrations of credit risk with respect to accounts receivable are minimal because the Group has many different customers. The Group also performs ongoing credit evaluations of its customers' financial conditions and, as a result, does not require collateral for Accounts Receivable.

The Group's allowance for doubtful accounts is based on the expected collectability of accounts receivable. Actual losses during 2008 were within management's estimation.

Cash and cash equivalents

The carrying amount reported on the Consolidated Balance Sheets for cash and cash equivalents approximates their fair value because of the short maturity of those instruments.

Investments, accounts receivable, notes receivable, other receivables advance from customers and bank loans

The carrying amounts reported on the Consolidated Balance Sheets for these items approximate their fair value. The carrying value of accounts receivable, notes receivable, other receivables, advance from customers, accruals, and bank loans approximate their market values based on their short-term maturities.

F-23

15. CONCENTRATION OF RISK

During 2008, the Group was dependent on two major suppliers Hexion (Bakelite AG) and Xiamen Xiangyu Speed Fair Trading Co., Ltd. for cast resin, which accounted for 2.0% (1.9% in 2007) and 1.3% (2.0% in 2007) of total purchases, respectively. Additionally, the Group was dependent on three major suppliers: Wuhan Steel Processing Co., Ltd., Thyssenkrupp Electrical Steel GmbH, and Legnano Teknoelectric Company Spa for silicon steel, which accounted for 23.3% (2007: 29.5%), 7.2% (2007: 5.7%) and 4.7% (2007: 0.2%) of total purchases, respectively. The Group is also dependent on TongLing Nonferrous Metals Group Inc. and Jiangying Jinqiu Group Co.Ltd. for copper foil, which accounted for 10.6% (2007: 12.3%) and 1.9% (2007: 1.5%) of total purchases, respectively.

A significant portion of our sales revenues is concentrated on one OEM, which is our largest customer. Sales to our largest customer accounted for 18.4%, 9.6%, and 6.3% for yearss 2008, 2007 and 2006, respectively.

16. PENSION AND OTHER POST RETIREMENT BENEFITS

In the beginning of 2006, Jinpan USA set up a Simple IRA plan for its employees. The amounts employees contribute are tax deferred. During 2007 and 2008, Jinpan USA, did not make any contributions.

Hainan Jinpan and Jinpan China have a defined contribution retirement plan for their employees. As required by PRC laws and organized by local government, Hainan Jinpan and Jinpan China make certain statutory contributions to the plan. All permanent employees are entitled to an annual pension that is equal to a fixed proportion of their final annual salary at their retirement date. Hainan Jinpan and Jinpan China and its employees are required to make contributions to the retirement plan at rates of 20% and 8% of each employees' annual salary, respectively. Payment is made, on a monthly basis, to a PRC insurance company organized by the PRC government, which is responsible for the payments of pension benefits to retired employees. Hainan Jinpan and Jinpan China have no obligations for the pension benefits beyond the annual contributions as described above. The pension costs recognized by Hainan Jinpan and Jinpan China during the years ended December 31, 2008, 2007 and 2006 amounted to RMB 2,852,000 (US$404,000), RMB 1,693,000 and RMB 1,052,000 respectively.

17. OPERATIONS BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

We operate in one reportable segment, electrical distribution equipment, and we manufacture four products lines: cast resin transformer, switchgear, substation, and line reactors. We sell our products in the People's Republic of China, the United States, and Europe.

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Geographic area data

	Year ended December 31,			
	2008	2008	2007	2006
	US$	RMB	RMB	RMB
		(In thousands)		
Revenues from external customers:				
United States	8,575	60,622	45,545	18,606
Europe	11,000	77,550	-	-
PRC	134,404	948,703	857,816	634,602
	153,979	1,086,875	903,361	653,208
Property, Plant, and Equipment by area:				
United States	64	433	322	50
PRC	19,328	131,869	65,553	45,801
	19,392	132,302	65,875	45,851

18. EQUITY

Under a repurchase program, the Company is authorized to purchase up to 640,000 Common Shares from time-to-time in the open market and through privately, negotiated transactions. This repurchase program is to be financed from internally generated corporate funds, with the acquired stock to be available for use under the Group's stock option plan or for other corporate purposes. As of December 31, 2008 and 2007, 212,470 Common Shares were purchased at an aggregate cost of US$823,417, approximately RMB 6,779,000. The Company did not purchase any of its stock in the open market during 2008.

The Company issued 4,000, 6,000 and nil shares respectively in 2006, 2007 and 2008 from its treasury shares to the employees who exercised their stock options.

The Company's convertible preferred stock ("preferred stock") is convertible at any time into Common Shares at the rate of 1-to-1 and each share of preferred stock entitles its holder to the same number of votes as a Common Share. In the event of the Company's liquidation, dissolution or winding up, the holders of preferred stock are entitled to a preference over the holders of Common Shares in the distribution of assets in an amount equal to the sum of: (i) US$2.188 per share, and (ii) an amount equal to declared but unpaid dividends on each such share.

On December 22, 2006, the Company sold an aggregate of 1,350,371 Common Shares in a private placement for a total of approximately RMB 200,348,000 (US$25,657,000). The net proceeds were approximately RMB 184,986,000 (US$23,716,000) after deducting RMB 15,362,000 (US$1,941,000) of issuance costs related to the private placement.

(a) 1997 Stock Option Plan

A total of 1,000,000 Common Shares have been reserved for issuance under the Company's 1997 Stock Option Plan. The 1997 Stock Option Plan provides for options to employees, officers, directors and consultants of the Group. The 1997 Stock Option Plan, which was established in October 1997, is administered by the board of directors or a committee appointed by the board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option's exercisability. The exercise price of all options granted under the 1997 Stock Option Plan must be at least equal to the fair

F-25

market value of each share on the date of grant. Options shall be fully vested and become exercisable at the date of grant. The maximum term of options granted under the 1997 Stock Option Plan is 10 years.

(b) 2001 Stock Option Agreements

In February 2001, the Company entered into stock option agreements with five of its directors and an officer, to purchase 120,000 Common Shares. Options granted are exercisable at the price of US$1.35 per share and subject to expiration 8 years from the date of grant, are not transferable other than on death and are exercisable from the date of grant.

The Group accounted for these stock option agreements under APB 25 and related interpretations and no compensation expense was recognized.

A director and an officer, each terminated their relationships with the Company in June and August 2002, respectively. For certain options granted in 2001, these persons were permitted to retain those options.

In February 2004, one of the directors exercised stock options to purchase total 20,000 Common Shares at the exercise price of US$1.35 per share. The Company received US$27,000 from these exercises. During 2006, four other directors exercised their stock options to purchase an aggregate of 65,000 Common Shares at an exercise price of US$1.35 per share. The Company received US$87,750 from these exercises. During 2007, one director exercised stock option to purchase 15,000 Common Shares at the price of US$1.35 per share. The Company received US$20,250 from this exercise. There were no options exercised by directors during 2008.

(c) 2003 Stock Option Agreement

In September 2003, the Company issued options to purchase 140,000 Common Shares, exercisable at a price of US$3.55 per share and expire 10 years from the date of grant. The options are subject to termination from employment, are not transferable other than upon death and are exercisable from the date of grant.

In March 2004, two employees exercised stock options to purchase 8,000 Common Shares at an exercise price of US$3.55 per share. The Company received US$28,400 from these exercises.

In April 2005, one employee exercised stock option to purchase total 700 Common Shares at the exercise price of US$3.55 per share. The Company received US$2,485 from these exercises.

During 2006, certain employees exercised stock options to purchase 41,300 shares of the Company's common stock. The Company received US$146,615 from these exercises.

During 2007, one employee exercised a stock option to purchase 4,000 Common Shares. The Company received US$14,200 from this exercise.

No options were exercised by employees during 2008.

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(d) 2004 Stock Option Agreement

In January 2004, the Company entered into stock option agreement with three of its independent directors, to purchase 30,000 Common Shares. Options granted are exercisable at a price of US$7.34 per share and expire 10 years from the date granted. The options are not transferable other than upon death and are exercisable from the date granted.

In August 2006, one of the Company's directors exercised stock options to purchase 10,000 Common Shares. The Company received US$73,400 from this exercise.

In October, 2007, one of the company's directors exercised stock options to purchase 2,000 Common Shares. The Company received US$14,680 from this exercise.

No options were exercised by directors during 2008.

(e) 2006 Stock Option Plan

In October 2006, the Company adopted the 2006 Stock Option Plan, under which 300,000 Common Shares have been reserved for issuance. The 2006 Stock Option Plan provides for options to employees, officers, directors and consultants of the Group. The 2006 Stock Option Plan is administered by the board of directors or a committee appointed by the board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option's exercisability. The exercise price of all options granted under the 2006 Stock Option Plan must be at least equal to the fair market value of a Common Share on the date of grant. Options shall be fully vested and become exercisable on the date of vesting. The maximum term of options granted under the 2006 Stock Option Plan is 10 years. In March, 2007, the Group entered into stock option agreement with certain directors and employees, to purchase 27,250 Common Shares. Options granted are exercisable at the price of US$18.07 per share and expire 5 years from the dated granted. The options are not transferable other than upon death and are exercisable from the date granted.

In March 2008, the Company issued options to purchase 55,500 Common Shares. Options granted are exercisable at a price of US$23.30 per share and expire 5 years from the date of grant. The options are subject to termination of employment and are not transferable other than upon death. The vesting dates range from the date of grant to January 1, 2011.

In April 2008, the Company issued options to purchase 10,750 Common Shares. Options granted are exercisable at the price of US$30.57 per share and expire 5 years from the date of grant. The options are subject to termination of employment and are not transferable other than upon death. The options vested on January 1, 2009.

(f) Warrants

In March, 2007, the Company issued warrants to purchase 100,000 Common Shares in connection with a private placement. This option is exercisable at a price of US$23.30 per share and expires on March 15, 2012.

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(g) Common Shares Reserved for Options, Warrants and Preferred Stock.

	December 31, 2008	December 31, 2007
Warrants	100,000	100,000
Stock options	217,500	151,250
Preferred stock	3,044	6,111
Total	320,544	257,361

(h) Stock Option Activity

We measure the fair value of each stock option grant at the date of grant using a Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, including expected volatility, expected life, expected dividend rate and expected risk-free rate of return. There were no options issued in 2006 and all options granted prior to January 1, 2006 were vested. Therefore, no expense was recognized in 2006 after adoption of SFAS 123(R). The weighted-average exercise price for options outstanding as of December 31, 2008 was US$11.86. The weighted-average remaining contractual life of those options was 4.20 years.

(i) Option Valuation Assumptions

The following assumptions were used for calculating fair value of stock options:

	December 31 2008	December 31 2007
Risk -free interest rate	1.55%	4.00%
Average expected lives (years)	3	3
Dividend yield	1.03%	1.30%
Expected volatility	68.48%	66.14%

The Company's calculation of expected volatility for the year ended December 31, 2008 was based on historical volatility of stock price. The computation of expected life was determined based on historical experience of similar awards giving consideration of contractual terms, vesting schedules and expectation of future optionee behavior. The interest rate is based on the similar U.S. Treasury yields in effect at the time of grant. While we believe that these assumptions are reasonable, actual experience may differ materially from these assumptions.

(j) Option Award Activity

A summary of the Company's stock option activities, and related information for the years ended December 31, 2008, 2007 and 2006 are as follows:

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2008		2007		2006	
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
		US$		US$		US$
Outstanding at beginning of year	151,250	6.33	145,000	3.54	261,300	3.14
Granted	66,250	24.48	27,250	18.07	-	-
Exercised	-	-	(21,000)	2.34	(116,300)	2.65
Cancelled	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Outstanding at the end of year	217,500	11.86	151,250	6.33	145,000	3.54
Exercisable at the year end	160,750	7.33	151,250	6.33	145,000	3.54
Weighted average fair value of options granted during the year	US$24.48		US$18.07		N/A	

A summary of the status of the Company's nonvested shares as of December 31, 2008, and changes during the year ended December 31, 2008, is presented below:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2008	-	US$ -
Granted	66,250	24.48
Vested	(9,500)	23.30
Forfeited	-	-
Nonvested at December 31, 2008	56,750	US$24.68

The Company recognized approximately RMB 659,000 and RMB 1,576,000 of compensation cost for the years ended December 31, 2008 and 2007. No compensation costs were recognized for the year ended December 31, 2006. No income tax benefit was recognized for the years ended December 31, 2008, 2007 and 2006. The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006 was nil, RMB 2,835,000 and RMB 4,942,000, respectively. There were no options exercised during the year 2008. The total fair value of shares vested during the years ended December 31, 2008 and 2007 were approximately RMB 1,510,000 and RMB 5,168,000 respectively. No shares were vested for the year ended December 31, 2006. Total compensation cost related to nonvested stock options that are not recognized at the end of December 31, 2008 and will be recognized in future years is RMB 4,319,000. The weighted average period of nonvested stock options that is expected to be recognized is 3 years.

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The following table summarizes information with respect to options outstanding at December 31, 2008:

	Options	Outstanding		Options Currently	Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
US$ 1.35	20,000	0.12	US$ 1.35	20,000	US$ 1.35
US$ 3.55	86,000	4.73	US$ 3.55	86,000	US$ 3.55
US$ 7.34	18,000	5.04	US$ 7.34	18,000	US$ 7.34
US$ 18.07	27,250	3.20	US$ 18.07	27,250	US$ 18.07
US$ 23.30	55,500	4.30	US$ 23.30	9,500	US$ 23.30
US$ 30.57	10,750	4.30	US$ 30.57	0	US$ 30.57
	217,500	4.20	US$ 11.86	160,750	US$ 7.33

(k) Warrants Valuation Assumptions

We measure the fair value of each warrant at the date of granting using the Black-Scholes option-pricing model. The Black-Scholes option pricing model was developed for use in estimating fair value of traded warrants, including expected volatility, expected life, expected dividend rate and expected risk-free rate of return.

The fair value of the warrants, issued in March 2007, in the amount of RMB 6,231,879, was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2007: risk-free interest rate was 4.47%, an expected dividend yield of 1.03%, the volatility factor of the expected market price of the Common Shares was 66.14%, and a weighted average contractual life of the warrants of 5 years. At December 31, 2008, all of these warrants were unexercised.

19. RELATED PARTY TRANSACTIONS

In 2008, Hainan Jinpan borrowed RMB 20.5 million (US$3.0 million) from the parent company, Jinpan International Limited. This loan carries an annual interest rate of 7.0%. The loan was repaid on May 26, 2009.

20. SUBSEQUENT EVENT

a) Cash Dividend

On February 6, 2009, the Company declared a cash dividend of US$0.24 per Common Share for the year 2008. The Company made the first distribution of US$0.12 per share on February 27, 2009, to shareholders of record on February 20, 2009. The second distribution will be made during the second half of the year.

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21. PARENT ONLY FINANCIAL INFORMATION

Below is the Company's Balance Sheet as of December 31, 2008 and Income Statement for the year then ended. This information is for Jinpan International Limited, the parent company only and is not on a consolidated basis.

Jinpan International Limited
Balance Sheet

	December 31,	
	2008	2007
	RMB	RMB
Cash and cash equivalents	438,168	24,422,934
Investments available for sale	-	1,412,176
Other Receivable	-	25,531
Prepaid	93,809	-
Due from Subsidiaries	21,047,604	9,313,497
Investment in Subsidiaries	704,674,499	561,285,702
Total Assets	726,254,080	596,459,840
Accounts Payable	444,165	157,118
Professional Fee Payable	2,701,226	904,530
Total Liabilities	3,145,391	1,061,648
Common Stock	603,399	601,898
Common Stock-Warrants	6,231,879	6,231,879
Convertible Preferred Stock	1,002	2,055
Paid-in Capital	262,754,046	262,093,437
Reserves	31,450,949	31,450,949
Retained Earnings	425,471,080	299,489,215
Accumulated other Comprehensive Income	3,121,952	2,054,377
Treasury Stock	(6,525,618)	(6,525,618)
Total Shareholders' Equity	723,108,689	595,398,192
Total Liabilities and Shareholders' Equity	726,254,080	596,459,840

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Jinpan International Limited
Income Statement

	For the year ended December 31,		
	2008	2007	2006
	RMB	RMB	RMB
Earnings from Subsidiaries	176,178,254	151,337,199	86,282,299
General and Administration Expenses	(14,674,264)	(11,787,297)	(6,456,899)
Operating Profit	161,503,990	139,549,902	79,825,400
Other Income	1,915,053	1,045,269	601,106
Net Income Before Tax	163,419,043	140,595,171	80,426,506
Income Tax	(23,741,787)	(16,809,009)	(10,891,356)
Income After tax	139,677,256	123,786,162	69,535,150
Minority Interest	-	-	(9,875,819)
Net income after Tax	139,677,256	123,786,162	59,659,331

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For more information:

Jinpan International Limited
4-1 No. 100 Nanhai Avenue
Jinpan Development Area
Haikou Hainan, 570216 P.R.C.
Tel: (86) 898 6681-1301
Fax: (86) 898 6681-3519

Jinpan International USA Limited
560 Sylvan Avenue
Englewood Cliffs, NJ 07632
Tel: (201) 227-0680
Fax: (201) 227-0685

Ticker Symbol: JST
jst@jstusa.net
http://www.jstusa.net